28 February 2002

THUS plc ("THUS")

THUS was today informed that Morgan Stanley Securities Limited has acquired an interest in THUS ordinary shares of 26, 098,400 shares, being approximately 3.69% of the issued ordinary share capital of the Company.

Morgan Stanley Securities Limited have transferred from time to time 24,735,000 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, they have informed THUS of their interest in 24,735,000 shares in pursuant to Section 208 (5) of the Companies Act 1985.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

For Further Informa

THUS
Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Smithfield Financial
Mark Woolfenden 020 7360 4900

14 March 2002

THUS Group plc ("THUS")

THUS was informed yesterday that Morgan Stanley Securities Limited no longer have a notifiable interest in THUS shares.

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Smithfield Financial
Mark Woolfenden 020 7360 4900

4 March 2002

THUS plc ("THUS")

THUS has been informed by Cater Allen International Limited that, as of 25 February 2002, it no longer has a notifiable interest in the ordinary shares of THUS in accordance with Part VI of the Companies Act 1985.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Smithfield Financial

Mark Woolfenden 020 7360 4900

5 March 2002

THUS plc ("THUS")

THUS was informed yesterday that Morgan Stanley Securities Limited acquired an interest on 1 March 2002 that resulted in their holding a total of 31,016,740 shares, being approximately 4.39% of the issued ordinary share capital of the Company.

Morgan Stanley Securities Limited have transferred from time to time 29,822,000 shares to a third party on terms which give them the right to require the return of an equivalent number of shares. Accordingly, they have informed THUS of their interest in 29,822,000 shares in pursuant to Section 208 (5) of the Companies Act 1985.

Morgan Stanley Securities Limited is a member of the Morgan Stanley group of companies. Those group companies which are direct or indirect holding companies of Morgan Stanley Securities Limited are, under the terms of section 203 of the Companies Act 1985, each interested by attribution in any shares in which Morgan Stanley Securities Limited is interested.

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager 020 7763 3126

Smithfield Financial
Mark Woolfenden 020 7360 4900

THUS Group plc
20 March 2002

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS Group plc ("THUS Group" or the "Company")

Result of Secondary Placing

Further to the announcement by THUS Group earlier today confirming completion of the Demerger of ScottishPower's interests in the Company and of the redesignation of the THUS Group participating preference shares, the Company announces that 172,579,956 THUS Group ordinary shares have been placed with institutions at 15p per share in a secondary placing. The THUS Group ordinary shares have been successfully placed on behalf of all of the ScottishPower ADS holders, those ScottishPower Shareholders who elected to have their entitlement to THUS Group ordinary shares sold on their behalf, and ScottishPower (in the case of fractional entitlements arising from the special dividend effecting the demerger). In addition fractional entitlements arising from the redesignation of THUS Group participating preference shares into THUS Group ordinary shares were included in the placing, with the proceeds being retained for the benefit of THUS Group.

For further information, please contact:

THUS
John Maguire, Chief Financial Officer, 020 7360 4900
Ian Hood, Director of Corporate Communications, 07786 171 959
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Greenhill
James Lupton/Torbjorn Wist, 020 7440 0400

Hoare Govett
Nigel Mills/Antonia Rowan, 020 7678 8000

Investec Henderson Crosthwaite
Simon Grafftey-Smith/Patrick Robb, 020 7597 5970

Smithfield Financial
Mark Woolfenden, 020 7360 4900

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS Group plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS Group plc.

THUS Group plc
Directors' Interests in Shares

On 27th March 2002, the Board of THUS Group plc, under the THUS Group plc Performance Share Plan (the "Plan"), made an award to acquire ordinary shares in THUS Group plc, as detailed below, to each of the company's executive directors. The awards are exercisable subject to the performance criteria and other conditions specified in the Plan rules being satisfied and reflect the total number of shares over which each Executive Director holds awards under the Plan following the notification.

Executive Director	**Number of Shares under Award**	**Consideration on exercise**	**Vesting of awards**
William Allan	784,615	£1 (in aggregate, not per share)	March 2005
John Maguire	553,846	£1 (in aggregate, not per share)	March 2005
Philip Male	615,384	£1 (in aggregate, not per share)	March 2005
James Reid	553,846	£1 (in aggregate, not per share)	March 2005

On the same date, the Board of THUS Group plc, under the THUS Group plc Discretionary Share Option Scheme (the "Scheme"), granted options to acquire ordinary shares in THUS Group plc, as detailed below, to each of the company's executive directors. The options are exercisable subject to the performance criteria and other conditions specified in the Scheme rules being satisfied and reflect the total number of shares over which each of the executive directors concerned holds options under the Scheme following the notification.

Executive Director	**Number of Shares under option**	**Price**	**Exercise Period during which exercisable**
William Allan	1,569,230	16.25p	March 2005 to March 2009
John Maguire	1,107,692	16.25p	March 2005 to March 2009
Philip Male	1,230,769	16.25p	March 2005 to March 2009
James Reid	1,107,692	16.25p	March 2005 to March 2009

Enquiries:

Thus plc
Kathryn Rhinds
Investor Relations Manager — 020 7763 3126

Ian Hood
Director of Corporate Communications — 01483 772499

Smithfield Financial — 020 7360 4900

FOR IMMEDIATE RELEASE

THUS Group plc ("THUS")

THUS was informed on 8 April 2002 that Meditor Capital Asset Management Limited, through a variety of investment portfolios managed on a discretionary basis, was interested in 63,943,900 THUS Group plc ordinary shares (representing approximately 4.74% of the THUS Group plc ordinary shares in issue).

In addition, THUS was on that date informed that The Capital Group Companies, Inc., on behalf of its affiliates, including Capital Research and Management Company, no longer had a notifiable interest in the shares of THUS Group plc pursuant to section 198 of the Companies Act 1985.

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Mark Woolfenden, 020 7360 4900

THUS Group plc
20 March 2002

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS Group plc ("THUS Group" or the "Company")

Result of Secondary Placing

Further to the announcement by THUS Group earlier today confirming completion of the Demerger of ScottishPower's interests in the Company and of the redesignation of the THUS Group participating preference shares, the Company announces that 172,579,956 THUS Group ordinary shares have been placed with institutions at 15p per share in a secondary placing. The THUS Group ordinary shares have been successfully placed on behalf of all of the ScottishPower ADS holders, those ScottishPower Shareholders who elected to have their entitlement to THUS Group ordinary shares sold on their behalf, and ScottishPower (in the case of fractional entitlements arising from the special dividend effecting the demerger). In addition fractional entitlements arising from the redesignation of THUS Group participating preference shares into THUS Group ordinary shares were included in the placing, with the proceeds being retained for the benefit of THUS Group.

For further information, please contact:

THUS
John Maguire, Chief Financial Officer, 020 7360 4900
Ian Hood, Director of Corporate Communications, 07786 171 959
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Greenhill
James Lupton/Torbjorn Wist, 020 7440 0400

Hoare Govett
Nigel Mills/Antonia Rowan, 020 7678 8000

Investec Henderson Crosthwaite
Simon Grafftey-Smith/Patrick Robb, 020 7597 5970

Smithfield Financial
Mark Woolfenden, 020 7360 4900

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS Group plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS Group plc.

FOR IMMEDIATE RELEASE

THUS Group plc ("THUS")

THUS was informed on 8 April 2002 that Meditor Capital Asset Management Limited, through a variety of investment portfolios managed on a discretionary basis, was interested in 63,943,900 THUS Group plc ordinary shares (representing approximately 4.74% of the THUS Group plc ordinary shares in issue).

In addition, THUS was on that date informed that The Capital Group Companies, Inc., on behalf of its affiliates, including Capital Research and Management Company, no longer had a notifiable interest in the shares of THUS Group plc pursuant to section 198 of the Companies Act 1985.

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Mark Woolfenden, 020 7360 4900

25 April 2002

THUS Group plc ("THUS")

THUS was informed today by Morley Fund Management Limited, a subsidiary of CGNU plc, that Morley Fund Management and CGNU plc no longer have a notifiable interest in shares in the company.

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Mark Woolfenden, 020 7360 4900

FOR IMMEDIATE RELEASE

THUS Group plc ("THUS")

THUS has been informed that, as at 20 March 2002, The Capital Group of Companies Inc. on behalf of its affiliates, including Capital Research and Management Company, was interested in 56,279,967 THUS ordinary shares (representing approximately 4.17% of the THUS ordinary shares in issue).

For Further Information:

THUS
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial
Mark Woolfenden, 020 7360 4900

12 March 2002

THUS plc ("THUS")

THUS is pleased to announce that dealings in the 573,042,580 New Ordinary Shares issued in respect of the Open Offer commenced today and that the Open Offer is now unconditional.

Terms defined in the Prospectus of THUS dated 18 January 2002 shall, unless the context requires otherwise, have the same meanings in this announcement.

THUS
John Maguire, Chief Financial Officer, 020 7360 4900
Ian Hood, Director of Corporate Communications, 07786 171 959
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

SMITHIFIELD FINANCIAL
Mark Woolfenden, 020 7360 4900

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland.

For Immediate Release 7 March 2002

THUS plc ("THUS")

Results of £275 million Open Offer

THUS today announces that by 3.00 p.m. on 6 March 2002 (being the latest time and date for receipt of valid Application Forms for New Ordinary Shares), Qualifying Shareholders (including Scottish Power plc) had applied for 361,573,493 New Ordinary Shares under the Open Offer announced on 18 January 2002, representing approximately 63.1 per cent. of the 573,042,580 New Ordinary Shares offered to Qualifying Shareholders. Scottish Power plc will subscribe the balance of the New Ordinary Shares not taken up under the Open Offer.

The Open Offer remains conditional upon the Underwriting Agreement becoming unconditional and not being terminated. The Underwriting Agreement remains conditional, inter alia, on Scottish Power plc not having decided against proceeding with the demerger of its interest in THUS, the passing of the resolution to approve the demerger to be proposed at Scottish Power plc's extraordinary general meeting on 11 March 2002, and admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's markets for listed securities.

If it becomes unconditional, the gross proceeds of the Open Offer will be approximately £275 million, generating approximately £269 million of net proceeds after expenses. On the basis of the applications set out above, Scottish Power plc will, following completion of the Open Offer, hold 925,856,828 Ordinary Shares, representing approximately 72.4 per cent. of THUS's issued and outstanding Ordinary Shares at that time.

If the Open Offer becomes unconditional, it is expected that CREST stock accounts will be credited in respect of New Ordinary Shares in uncertificated form and that dealings in the New Ordinary Shares will commence on 12 March 2002. On the day on which the Scheme of Arrangement becomes effective (expected to be 14 March 2002), all THUS Ordinary Shares will be delisted, CREST accounts will be credited for THUS Group Ordinary Shares, THUS Group Ordinary Shares will be admitted to the Official List and dealings will commence in THUS Group Ordinary Shares. Definitive share certificates in respect of the THUS Group Ordinary Shares are expected to be despatched by 22 March 2002 and these certificates will reflect New Ordinary Shares subscribed under the Open Offer by Qualifying Shareholders who held their ordinary shares in certificated form on the Record Date.

Terms defined in the Prospectus of THUS dated 18 January 2002 shall, unless the context requires otherwise, have the same meanings in this announcement.

For further information, please contact:

THUS

John Maguire, Chief Financial Officer, 020 7360 4900

Ian Hood, Director of Corporate Communications, 07970 766 169

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Greenhill

James Lupton/Torbjorn Wist, 020 7440 0400

Smithfield Financial

John Antcliffe/Mark Woolfenden, 020 7360 4900

Hoare Govett

Nigel Mills/Antonia Rowan, 020 7678 8000

Investec Henderson Crosthwaite

Simon Grafftey-Smith/, Patrick Robb, 020 7597 5970

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS plc or THUS Group plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS plc or THUS Group plc.

END

THUS Group plc
14 March 2002

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS Group plc ("THUS")

Scheme of Arrangement Effective

At the hearing held on Wednesday, 13 March 2002, the Court of Session in Edinburgh sanctioned the scheme of arrangement under Section 425 of the Companies Act 1985 (the "Scheme") pursuant to which THUS Group plc ("THUS Group") will become the new holding company of THUS plc.

Accordingly, as at the start of business today, the Scheme will become effective and dealings in THUS Group ordinary shares will commence on the London Stock Exchange. At the same time THUS ordinary shares will cease trading. The THUS ordinary shares will be transferred to THUS Group in accordance with the terms of the Scheme.

For further information, please contact:

THUS
John Maguire, Chief Financial Officer, 020 7360 4900
Ian Hood, Director of Corporate Communications, 07970 766 169
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Greenhill
James Lupton/Torbjorn Wist, 020 7440 0400

Smithfield Financial
John Antcliffe/Mark Woolfenden, 020 7360 4900

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS plc or THUS Group plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS plc or THUS Group plc.

FOR IMMEDIATE RELEASE

-

THUS Group plc ("THUS")

THUS was informed on 3 April 2002 that Fidelity International Limited (FIL) and certain of its direct and indirect subsidiaries were interested, as non-beneficial holders, in 42,297,741 THUS Group plc ordinary shares (representing approximately 3.14% of the THUS Group plc ordinary shares in issue). All such interests arise under section 208(4)(b) of the Companies Act 1985 (the "Act").

In addition, THUS was on that date informed that Mr. Edward C. Johnson 3d had a notifiable interest in those shares, pursuant to section 203 of the Act, by virtue of being a principal shareholder of FIL.

For Further Information:

THUS

Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Smithfield Financial

Mark Woolfenden, 020 7360 4900

DRAFT

Not for release, publication or distribution in or into the United States, Canada, Australia, Japan or the Republic of Ireland

THUS plc ("THUS")

Results of £275 million Open Offer

THUS today announces that by 3.00 p.m. on 6 March 2002 (being the latest time and date for receipt of valid Application Forms for New Ordinary Shares), Qualifying Shareholders (including Scottish Power plc) had applied for 361,573,493 New Ordinary Shares under the Open Offer announced on 18 January 2002, representing approximately 63.1 per cent. of the 573,042,580 New Ordinary Shares offered to Qualifying Shareholders. Scottish Power plc will subscribe the balance of the New Ordinary Shares not taken up under the Open Offer.

The Open Offer remains conditional upon the Underwriting Agreement becoming unconditional and not being terminated. The Underwriting Agreement remains conditional, inter alia, on Scottish Power plc not having decided against proceeding with the demerger of its interest in THUS, the passing of the resolution to approve the demerger to be proposed at Scottish Power plc's extraordinary general meeting on 11 March 2002, and admission of the New Ordinary Shares to the Official List and to trading on the London Stock Exchange's markets for listed securities.

If it becomes unconditional, the gross proceeds of the Open Offer will be approximately £275 million, generating approximately £269 million of net proceeds after expenses. On the basis of the applications set out above, Scottish Power plc will, following completion of the Open Offer, hold 925,856,828 Ordinary Shares, representing approximately 72.4 per cent. of THUS's issued and outstanding Ordinary Shares at that time.

If the Open Offer becomes unconditional, it is expected that CREST stock accounts will be credited in respect of New Ordinary Shares in uncertificated form and that dealings in the New Ordinary Shares will commence on 12 March 2002. On the day on which the Scheme of Arrangement becomes effective (expected to be 14 March 2002), all THUS Ordinary Shares will be delisted, CREST accounts will be credited for THUS Group Ordinary Shares, THUS Group Ordinary Shares will be admitted to the Official List and dealings will commence in THUS Group Ordinary Shares. Definitive share certificates in respect of the THUS Group Ordinary Shares are expected to be despatched by 22 March 2002 and these certificates will reflect New Ordinary Shares subscribed under the Open Offer by Qualifying Shareholders who held their ordinary shares in certificated form on the Record Date.

Terms defined in the Prospectus of THUS dated 18 January 2002 shall, unless the context requires otherwise, have the same meanings in this announcement.

For further information, please contact:

THUS
John Maguire, Chief Financial Officer, 020 7360 4900
Ian Hood, Director of Corporate Communications, 07970 766 169
Kathryn Rhinds, Investor Relations Manager, 020 7763 3126

Greenhill
James Lupton/Torbjorn Wist, 020 7440 0400

Smithfield Financial
John Antcliffe/Mark Woolfenden, 020 7360 4900

Hoare Govett
Nigel Mills/Antonia Rowan, 020 7678 8000

Investec Henderson Crosthwaite
Simon Grafftey-Smith/Patrick Robb, 020 7597 5970

Greenhill & Co. International LLP has approved the content of this announcement for the purposes of section 21 of the Financial Services and Markets Act 2000. Greenhill & Co. International LLP is acting for THUS plc and THUS Group plc and no one else in connection with the proposals described in this announcement and will not be responsible to anyone other than THUS plc and THUS Group plc for providing the protections afforded to its clients or for providing advice in relation to such proposals or the contents of this announcement.

The contents of this announcement do not constitute an offer or invitation to acquire shares in THUS plc or THUS Group plc and this announcement should not be relied upon in connection with a decision to acquire any such securities. This announcement does not constitute a recommendation regarding the securities of THUS plc or THUS Group plc.

END

29 April 2002 **Embargoed until 7.00am**

THUS Group plc
Preliminary Results
year ended 31 March 2002

Sales and EBITDA growth on track
Forecasts unchanged
Business plan fully funded
New accounting policy for emerging best practice on IRU transactions

Results summary

THUS adopts very conservative accounting policy for IRU transactions setting the benchmark for best practice in the telecommunication industry and giving greater clarity on the underlying strength of the business

	Previous Policy				Current Policy		
	2001 £m	2002 £m	*Change*		2001 £m	2002 £m	*Change*
Turnover	233.8	**292.3**	*+25%*		229.3	**268.4**	*+17%*
Turnover – ongoing operations[1]	206.3	**270.3**	*+31%*		201.8	**246.4**	*+22%*
EBITDA[2]	(21.4)	**19.8**	*+£41.2m*		(24.6)	**3.1**	*+£27.7m*
Cash flow before financing	(180.3)	**(86.3)**	*+£94.0m*		(180.3)	**(86.3)**	*+£94.0m*

[1] excludes sales from Interactive, Scotland On-Line Limited and the residential telephone service
[2] excludes £3.2 million exceptional restructuring costs and includes £1 million supplier settlement and additional non-recurring items of c£2-3 million

Highlights

- Turnover growth from ongoing operations in excess of 20% and full year EBITDA positive in line with targets under both previous and current policy.

- Cash outflow before financing improved by £94.0 million, under both previous and current policy

- Refinancing and demerger from Scottish Power plc complete. Business plan fully funded to cash flow positive

- Funding position and banking covenants unaffected by new accounting policies. £90 million banking facility available and undrawn

- Board expectations unchanged for turnover and EBITDA for the year ending 31 March 2003

Commenting on the results Chief Executive, William Allan, said:

'These results mark the end of a year of challenge and achievement for THUS, during a period of unprecedented turbulence in the telecommunication sector. Despite the uncertainty in our markets and the general slowdown in economic activity for IT and telecommunication services, we remained resolute in our focus to deliver the strong growth we promised, with sound management of operating costs and improved operating efficiencies.

'Under both the previous and current accounting policy, we have met our targets for turnover growth and positive EBITDA for the full year. In addition to this, we have raised sufficient additional funding to see us through to cash flow positive and secured one of the strongest balance sheets in our sector.

'For the year ahead we expect trading conditions to remain challenging, with greater uncertainty affecting the outlook for some of our direct competitors, which may affect overall confidence in the alternative carrier sector. Nevertheless, our strategy has been shown to be robust and our focus on customer service has enabled us to meet our targets. Given the strength of our quality service portfolio, our strong balance sheet and prudent accounting policies, the confidence our customers have shown in our ability to develop and manage high quality services UK-wide, we remain confident of the trajectory of our business. In the current year we continue to target total turnover growth of 20% to 25%, with continued expansion of the EBITDA margin to between 7% and 9% of total turnover.'

For further information contact:

THUS Group plc

William Allan, Chief Executive	
John Maguire, Chief Financial Officer	020 7360 4900
Ian Hood, Director of Corporate Communications	07786 171959
Kathryn Rhinds, Investor Relations Manager	07974 160013

Smithfield Financial

John Antcliffe	
Mark Woolfenden	020 7360 4900

An analysts' conference will be held this morning at 9.00 for 9.30am at The City Media Centre, The London Stock Exchange, Old Broad Street, London EC2M 1HP. A simultaneous webcast of the conference will be screened at www.thus.net/investor-information/ **Webcast participants are advised to visit the website at least 15 minutes before the start of the conference to ensure they have all necessary software to take part.**

Chief Executive's Review

During the year we have remained resolute in our focus on delivering high quality services to our target market. Our growth has been achieved by deepening our relationships with our existing customers, and by winning new business in new geographies throughout the UK, including new customer wins such as CityFleet, Jessops, Unilever, Expedia, Energywatch, London Grid for Learning, UKERNA and NTG. Our ability to manage and integrate a portfolio of telecommunication and Internet services from basic voice, data and video to complex hosting solutions, has proved successful in encouraging new growth from our established customer base.

We have ceased our residential telephony service in Scotland, disposed of our Interactive Branded and Media Sales division, and sold our 50% interest in Scotland On-Line Limited. The remaining Interactive Creative Services disposal has not been completed and, we anticipate, will remain part of our overall portfolio for the time being.

Our demerger from Scottish Power plc and the restructuring of our balance sheet was completed to plan. As a result, our free float on the London Stock Exchange increased from 49.9% to 100% and, with the exception of £5.4 million of finance leases and sundry loans, our balance sheet was debt free at the year end. As of today no funds have been drawn from the £90 million borrowing facility put in place in December of last year. We are confident this facility is sufficient to fund our business plan through to cash flow positive.

Although we are maintaining a strong commercial relationship with ScottishPower to provide telecommunication services on an on-going basis, our total revenue from ScottishPower has declined year on year in absolute terms and from 19% of total revenue in the year prior to flotation, to less than 9% this financial year. Despite this fall in revenue, and our disposal of non-core assets this year, we have continued to grow total revenue and expand margins over the course of the year.

Our commitment to quality has also been manifest this year in the achievement of the quality standard ISO 9001 1994. THUS is now the only alternative telecommunications company in the United Kingdom to have been awarded this prestigious quality standard with approval scope covering all our voice, data, Internet and contact centre products and services.

Given the very recent development in our industry affecting some companies in Europe and North America, THUS has chosen to adopt accounting policies which are at the forefront of best practice in the telecommunication industry for IRU transactions. This new policy provides greater clarity on the Company's underlying strengths and has not prevented us from achieving the commitment made to the market some 18 months ago to deliver positive EBITDA and turnover growth of 20-25% in the year under review. For the year ending 31 March 2003, IRU sales were not expected to exceed £5 million. Regardless of our new policy, the financial trajectory of our company remains on track and we believe our new policy provides greater clarity on our Company's underlying strengths.

Financial Review

Establishment of new holding company and demerger from Scottish Power plc

The proposal to introduce a new holding company, by means of a scheme of arrangement, was approved at the extraordinary general meeting held on 11 February 2002. Consequently THUS Group plc ('THUS Group or THUS') became the holding company for THUS plc and the companies within its group with effect from 14 March 2002. On that date THUS plc shares were delisted and dealings in THUS Group plc shares commenced on the London Stock Exchange. As explained in Note 1 to the preliminary statement, the Group accounts are presented as if THUS Group had been the holding company for the entire financial years ended 31 March 2001 and 2002.

Following this, Scottish Power plc effected the demerger of THUS Group on 19 March 2002 by means of a special dividend to Scottish Power plc shareholders.

Immediately after the demerger it was approved at an extraordinary general meeting held on 19 March 2002, that the THUS Group preference shares should be redesignated as THUS Group ordinary shares.

Accounting policies and treatments

1. IRU Transactions

   Following industry practice and UK GAAP, THUS has previously accounted for IRU sales as turnover, where the risks and rewards of ownership were considered to have been transferred to the buyer. Due to changes in the sector and as required under FRS 18 to review the appropriateness of accounting policies, we have adopted a new policy for such transactions and therefore IRU sales will not appear in the turnover line. Note 6 to the accounts explains the new policy in more detail. This is a very conservative approach and given the concern expressed elsewhere in the sector concerning IRUs, it is considered to represent the most appropriate policy for the Company. This reduces reported turnover for the year by £24 million and gross margin by £17 million.

2. Own Share Investments

   The carrying value of investment in own shares at £24 million in the balance sheet was previously carried at the lower of cost or directors' valuation. For valuation purposes, marking the shares to market, and classifying the shares as a current asset rather than a fixed asset is now considered more appropriate. This reflects the restructuring of the Company and demerger in March 2002, with the Company now in a position to issue new shares to meet the requirements of its share option schemes rather than purchasing existing shares in the market. Prior to the demerger from Scottish Power plc, THUS was unable to issue new shares to meet potential employee incentive obligations because the issue of any new shares would have diluted Scottish Power plc's ownership of THUS and may have given rise to the crystalisation of a significant tax liability for THUS.. Accordingly, grant of options were matched by purchases of shares in the market. Marking these shares to market has increased the loss before tax for the year by £21 million.

3. Depreciation

During the year, the basis of charging depreciation has been reviewed. Together with the impact of accelerated depreciation from the withdrawal from the provision of residential fixed line telephony, this resulted in an increased charge of £13.1 million for the year.

4. Deferred Taxation

In accordance with FRS 19, THUS Group has also restated its provision for deferred taxation for the year ended 31 March 2001 as explained in Note 6 to the extract of the accounts appended to this statement.

The numbers in the statement are reported under the new policies and treatments with comparison to prior policies provided where appropriate.

Turnover

The 17% increase in Group turnover to £268.4 million was driven forward by growth in our data and telecoms and Internet segments. Taking these segments together with contact centres, sales from our core, ongoing operations rose 22% year on year to £246.4 million and grew 14% to £70.3 million in quarter four compared with quarter three.

Costs

The cost of goods sold, excluding depreciation, was £178.4 million and fell steadily throughout the year from 71% of sales in quarter one to 62% of sales in quarter four, as we benefited from higher interconnect receipts and lower outpayments to other operators as a result of the migration of traffic onto our national network.

Selling, distribution and administration costs (S,D&A), excluding depreciation and net loss on disposal of Interactive Branded and Media Sales, were reduced 16% year on year to £86.8 million, and from 36% of sales in quarter one to 24% of sales in quarter four. These savings were achieved by offsetting additional property and utility costs on the expanded network with efficiency gains in corporate property and other overhead costs.

Notwithstanding, annual depreciation increased by £28.7 million to £65.2 million. This follows the full commissioning of the network, with £40.5 million of depreciation charged to cost of goods sold and £24.7 million to S,D&A. £13.1 million of the overall increase relates to depreciation adjustments and withdrawal from residential telephony.

Profits, interest and exceptional items

Profits benefited from both the strong turnover growth and the efficiency gains, with the business achieving positive £3.1 million of EBITDA compared with negative £24.6 million last year, a margin of +1% compared to -11%.

A £21.3 million adjustment was made against the investments in THUS Group plc shares purchased before the demerger to meet potential employee incentive obligations. The adjustment was calculated with reference to the difference between the average purchase price of the shares and the prevailing market price at the balance sheet date. Interest on borrowings, principally from ScottishPower, was £18.7 million compared with £9.0 million last year, resulting in a loss before tax of £104.3 million. Following refinancing, and with no drawdown on the new facilities as at 29 April, the interest charge is expected to drop substantially in the current year.

Segmental analysis of turnover

Data and telecoms

Data and telecoms turnover increased 39% to £142.5 million, with fourth quarter sales up 26% to £42.8 million compared with quarter three.

The increase in turnover came both from increased sales of voice and data services to existing customers and from the addition of new customers to our national network.

Turnover from the ScottishPower Facilities Management contract was £21.2 million, down 12% year on year, and residential telephone service sales were £1.1 million, down 56%.

Internet

Internet sales grew 7% year on year to £81.8 million, with fourth quarter sales of £21.6 million.

Internet growth was driven by business service sales, up 36% year on year to £37.6 million, and 12% to £10.8 million in quarter four compared with quarter three. Business services include high value hosting and always-on Internet access.

In the more traditional service areas, dial-up subscription revenue fell 18% to £20.8 million year on year in line with lower customer numbers but was stable at £5.0 million in quarter four compared with £5.2 million in quarter three. In addition, dial-up termination revenue was £23.4 million compared with £23.0 million last year, with fourth quarter revenue from this source down from £7.4 million in quarter three to £5.8 million.

Contact centre services

Contact centre sales were £25.4 million, down 8% year on year, with fourth quarter sales of £6.0 million, down 6% on quarter three. Our focus within contact centre services during the year has been on improving margins and, while we have maintained all major accounts, the termination of certain unprofitable contracts has resulted in lower overall revenue within this segment. The gross margin has been improved from 22% of sales in quarter one to 40% in quarter four.

Interactive

Interactive contributed a total of £18.7 million to annual turnover, with the remaining Creative Services division contributing all of the £2.3 million turnover in quarter four.

Capital expenditure

Capital expenditure at £77.9 million was just under half of the £158.9 million recorded in the previous year, with investment targeted on metropolitan network build and customer connections. Now that the up front investment in the national network expansion is complete, capital expenditure will track growth more closely in the business and is expected to continue to fall as a percentage of sales.

Balance sheet

On 19 March, THUS successfully completed a refinancing and demerger from Scottish Power plc. This included a fully underwritten £275 million Open Offer, the repayment and cancellation of borrowings under the Scottish Power plc revolving working capital facility, the demerger by Scottish Power plc of its shareholdings in THUS and the introduction of a new, third party, £90 million bank facility.

The refinancing has transformed the balance sheet, with net assets increasing from £281.7 million to £466.1 million. Creditors falling due after one year have improved from £184.9 million to £4.8 million and gearing is less than 1%. At the date of this statement, no drawdown has been made on the £90m bank facility.

Cash flow

The lower level of capital investment and higher EBITDA has reduced the cash outflow before financing to £86.3 million, an improvement of £94.0 million on the year. The business also exits the year being operating cash flow positive.

Outlook

For the year ahead we expect trading conditions to remain challenging, with greater uncertainty affecting the outlook for some of our direct competitors, which may affect overall confidence in the alternative carrier sector. Nevertheless, our strategy has been shown to be robust and our focus on customer service and prudent accounting policies has enabled us to meet our targets. Given the strength of our service portfolio, our balance sheet and prudent accounting policies, the confidence our customers have shown in our ability to develop and manage high quality services UK-wide and our new national advertising, we remain confident of the trajectory of our business. In the current year, we continue to target total turnover growth of 20% to 25%, with continued expansion of the EBITDA margin to between 7% and 9% of total turnover.

THUS Group plc

Group Profit and Loss Account
for the year ended 31 March 2002

	Notes	Total before Exceptional Items 2002 £'000	Exceptional items 2002 £'000	2002 £'000	2001 (Restated) £'000
Turnover from continuing operations	2	268,354	-	268,354	229,322
Cost of sales		(218,923)	-	(218,923)	(172,018)
Gross profit from continuing operations		49,431	-	49,431	57,304
Selling and distribution		(34,842)	-	(34,842)	(38,406)
Administration expenses	3	(76,613)	(3,152)	(79,765)	(80,074)
Operating loss from continuing operations		(62,024)	(3,152)	(65,176)	(61,176)
Exceptional items	3				
- gain on sale of fixed assets		-	1,660	1,660	-
- loss on disposal of businesses		-	(741)	(741)	-
Loss on ordinary activities before interest and other similar charges		(62,024)	(2,233)	(64,257)	(61,176)
Amounts written off investments	4			(21,259)	-
Net interest charge				(18,738)	(8,987)
Loss on ordinary activities before taxation				(104,254)	(70,163)
Taxation on loss on ordinary activities	5			(416)	13,827
Loss after taxation				(104,670)	(56,336)
Minority interest				914	1,073
Loss for the financial year				(103,756)	(55,263)
Appropriations – non equity	8			(2,425)	(2,500)
Loss retained				(106,181)	(57,763)
Loss per ordinary share (pence)	7			(14.76)	(8.31)

There were no discontinued operations in the year.

EBITDA for the year ended 31 March 2002 of £3,144,000 was calculated by adjusting the operating loss from continuing operations before exceptional items for depreciation and amortisation. (Year ended 31 March 2001: £(24,635,000)

THUS Group plc

Statement of Total Recognised Gains and Losses
for the year ended 31 March 2002

	Note	2002 £'000	2001 (Restated) £'000
Loss for the financial year		**(103,756)**	(55,263)
Currency translation differences on overseas net assets	9	**(100)**	394
Unrealised gains on fixed asset disposals	9	**14,905**	3,220
Total gains and losses relating to the year		**(88,951)**	(51,649)

Reconciliation of Movements in Shareholders' Funds
for the year ended 31 March 2002

	Notes	2002 £'000	2001 (Restated) £'000
Loss for the financial year		**(103,756)**	(55,263)
Appropriations – non equity	8	**(2,425)**	(2,500)
Loss retained		**(106,181)**	(57,763)
Currency translation differences on overseas net assets	9	**(100)**	394
Reversal of appropriations – non equity	8	**2,425**	2,500
Share capital issued	9	**272,139**	-
Unrealised gains on fixed asset disposals	9	**14,905**	3,220
Net movement in shareholders' funds		**183,188**	(51,649)
Opening shareholders' funds (prior year restated)	6	**282,964**	334,613
Closing shareholders' funds		**466,152**	282,964

THUS Group plc

Group Cash Flow Statement
for the year ended 31 March 2002

	Notes	2002 £'000	2001 (Restated) £'000
Net cash outflow from continuing operating activities	**11**	**(1,604)**	(752)
Returns on investments and servicing of finance	**10(a)**	**(19,316)**	(8,373)
Taxation – group relief received		**-**	6,597
Free cash flow		**(20,920)**	(2,528)
Capital expenditure and financial investment	**10(b)**	**(85,875)**	(188,746)
Cash flow before acquisitions and disposals		**(106,795)**	(191,274)
Acquisitions and disposals	**10(c)**	**2,910**	(1,000)
Cash flow before management of liquid resources		**(103,885)**	(192,274)
Management of liquid resources	**10(d)**	**17,550**	11,983
Cash outflow before financing		**(86,335)**	(180,291)
Financing	**10(e)**	**92,543**	182,563
Increase in cash in the year	**12**	**6,208**	2,272

Free cash flow represents cash flow from continuing operating activities after adjusting for returns on investments and servicing of finance and taxation.

Reconciliation of Net Cash Flow to Movement in Net Funds / (Debt)
for the year ended 31 March 2002

	Note	2002 £'000	2001 £'000
Increase in cash in the year	**12**	**6,208**	2,272
Cash outflow / (inflow) from reduction / (increase) in debt	**12**	**179,596**	(182,563)
Cash inflow from decrease in liquid resources	**12**	**(17,550)**	(11,983)
Change in net funds / (debt) resulting from cash flows	**12**	**168,254**	(192,274)
Net debt disposed	**12**	**3,560**	-
Movement in net funds / (debt) in the year		**171,814**	(192,274)
Net (debt) / funds at the beginning of the year	**12**	**(167,772)**	24,502
Net funds / (debt) at the end of the year	**12**	**4,042**	(167,772)

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2002

1 Basis of preparation (continued)

Changes in accounting treatment (continued)
Own shares held in trust, being shares purchased to satisfy share options, were stated at cost less provision for diminution in value. Following the demerger from Scottish Power plc, at which point these shares need no longer be retained to satisfy share options, they have been reclassified as a current assets rather than as fixed asset investments. Consequently the shares have been valued at the mid-market price at the Balance Sheet date. The Directors consider this to be the most appropriate basis of valuation. The effect of applying the new treatment at 31 March 2002 has resulted in a write off of £21,259,000.

Audited accounts
The information shown for the years ended 31 March 2002 and 31 March 2001 does not constitute statutory Accounts within the meaning of Section 240 of the Companies Act 1985 and has been extracted from the full Accounts for the year ended 31 March 2002. The report of the auditors on those Accounts was unqualified and did not contain a statement under either Section 237 (2) or Section 237 (3) of the Companies Act 1985. The Accounts for the year ended 31 March 2002 will be delivered to the Registrar of Companies in due course.

The financial information on pages 8 to 20 was approved by the Board on 28 April 2002.

2 Segmental reporting

Turnover has been analysed below between Internet services, interactive services, data & telecom services, and contact centre services. The Directors consider these to be the same class of business and accordingly no segmental analysis of operating loss or net assets has been given.

	2002 £'000	2001 (Restated) £'000
Turnover analysis		
Internet services	**81,713**	76,103
Interactive services	**18,664**	22,734
Data & telecom services	**142,539**	102,966
Contact centre services	**25,438**	27,519
	268,354	229,322
Turnover by origin		
United Kingdom	**262,259**	224,070
Europe	**6,095**	5,252
	268,354	229,322
Turnover by destination		
United Kingdom	**261,587**	223,275
Europe	**6,767**	6,047
	268,354	229,322

Notes to the Preliminary Statement
for the year ended 31 March 2002

3 Exceptional items

	2002 £'000	2001 £'000
Restructuring costs	**(3,152)**	-
Gain on sale of fixed assets under IRU agreements	**1,660**	-
Loss on disposal of businesses	**(741)**	-
	(2,233)	-

4 Amounts written off investments

Following the demerger from Scottish Power plc and the change in circumstances in relation to the ability of the Company to issue new shares to satisfy employee share options, the Directors have reclassified the own shares held in trust from fixed to current asset investments. As a result of this change in classification the shares have been valued at the lower of cost and net realisable value, being mid-market price at the balance sheet date, giving rise to a charge of £21,259,000.

5 Taxation

	2002 £'000	2001 (Restated) £'000
UK Corporation tax charge at 30% (2001: 30%)	**-**	-
Adjustments in respect of prior year	**-**	292
Overseas taxation	**(416)**	-
Deferred taxation	**-**	13,535
	(416)	13,827

No provision for deferred taxation is considered necessary at 31 March 2002, since accumulated taxation losses are expected to offset any reversal of accelerated capital allowances.

6 Change in accounting policies

Accounting for deferred taxation
The Group has changed its accounting policy for deferred tax following the adoption of Financial Reporting Standard 19 "Deferred Tax" (FRS 19). In prior years provision for deferred tax was made only where there was probability that a liability would crystallise in the foreseeable future, in accordance with accounting standards in force at that time. The prior year adjustment reflects the impact of restating the provision, which gave rise to a provision of £13,535,000 at 1 April 2000, and movements thereon in accordance with FRS 19. The effect of the adjustment was to reduce the loss per ordinary share by 1.95p for the year ended 31 March 2001. The effect of this adjustment on the Group profit and loss account for the year ended 31 March 2001 is summarised below. There was no effect on the Group balance sheet at 31 March 2001 following this adjustment.

Group Profit and Loss Account	**2002 £'000**	2001 £'000
Increase in tax credit	-	13,535
Decrease in loss for the year	-	13,535

Accounting for Indefeasible Rights of Use sales (IRUs)
As part of its service offering, the Group periodically sells dark fibre to other network operators seeking to extend their own networks under IRU agreements. These agreements extend for all of the assets' expected useful lives and transfer substantially all of the risks and benefits of ownership to the buyer. In a number of cases, the Group has acquired dark fibre under IRU agreements from the same counterparties in order to complete its own network.

Where the consideration received by the Group for such IRU sales is in cash and there is no separate agreement with the buyer to acquire fibre, the resulting profit is shown in the accounts as a gain on the disposal of fixed assets.

Where the sale of fibre for cash has occurred and there is a separate agreement with the buyer, involving the Group acquiring fibre of a similar value at a similar time, the Directors have concluded that it is most appropriate to record the sale and purchase transactions at fair value with the gain arising on the sale treated as unrealised and recorded in the statement of total recognised gains and losses.

The Directors consider that the underlying trading performance of the Group is most appropriately presented under this revised policy. The Group's former policy was to record all sales of dark fibre as turnover and to record the cost of the assets sold within cost of sales.

The impact of the change is (i) sales of dark fibre under IRU agreements are no longer recorded within turnover; (ii) the profit on sales settled in cash is recorded below the operating result in the profit and loss account unless the sale involves a separate agreement with the buyer involving the Group acquiring fibre of a similar value at a similar time in which case the profit is recorded in the statement of total recognised gains and losses rather than the profit and loss account.

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2002

6 Change in accounting policies (continued)

The effect of applying the new policy on the 31 March 2002 results, in comparison with the amounts that would have been reported under the old policy, is set out in the table below. The comparative figures for 31 March 2001 have been restated to conform with the new policy. The effect of the adjustment was to increase the loss per ordinary share by 0.47p for the year ended 31 March 2001.

	Year ended 31 March 2002			Year ended 31 March 2001		
	New policy £'000	**Former policy £'000**	**Impact £'000**	New policy £'000	Former policy £'000	Impact £'000
Turnover	**268,354**	**292,302**	**(23,948)**	229,322	233,842	(4,520)
Operating loss from continuing activities	**(65,176)**	**(48,611)**	**(16,565)**	(61,176)	(57,956)	(3,220)
Loss on ordinary activities before taxation	**(104,254)**	**(89,349)**	**(14,905)**	(70,163)	(66,943)	(3,220)
Net assets	**466,152**	**466,152**	**-**	281,679	281,679	-
Net cash outflow from continuing operating activities	**(1,604)**	**14,961**	**(16,565)**	(752)	2,468	(3,220)
Outflow from capital expenditure and financial investment	**(85,875)**	**(102,440)**	**16,565**	(188,746)	(191,966)	3,220

Notes to the Preliminary Statement
for the year ended 31 March 2002

7 Loss per ordinary share

Loss per ordinary share has been calculated in accordance with Financial Reporting Standard 14 "Earnings per Share" (FRS 14) for both years by dividing the loss for the financial year, after non equity appropriations, by the weighted average number of ordinary shares in issue during the financial year, based on the following information:

	2002 £'000	2001 (Restated) £'000
Loss for the financial year after non equity appropriations	**(106,181)**	(57,763)
Basic weighted average share capital (number of shares, thousands)	**719,349**	695,353

The basic weighted average share capital excludes shares held by the Company under Trust in connection with the Employee Share Schemes.

8 Appropriations – non equity

	Note	2002 £'000	2001 £'000
Appropriations:			
Cumulative participating non redeemable preference shares			
10% Cumulative preferential appropriation	9	**2,425**	2,500

In accordance with the provisions of Financial Reporting Standard 4 "Capital Instruments" (FRS 4), the cumulative participating non redeemable preference shares have been classified as non equity and the Company has, therefore, appropriated through the profit and loss account an amount equal to the preference share dividends for the period up to 19 March 2002. As the Company did not have sufficient distributable reserves to pay such preference share dividends, the amount was credited back in the profit and loss account reserve.

As noted in the Basis of Preparation Note 1, the preference shares were redesignated on 19 March 2002. The appropriation reflects the dividend on these shares up to this date. As part of the redesignation all historical and future rights to dividends attached to the preference shares were cancelled.

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2002

9 Analysis of movements in shareholders' funds

	Note	Number of shares 000's	Share capital £'000	Share premium £'000	Merger reserve £'000	Profit and loss account £'000	Other reserves £'000	Total £'000
At 1 April 2001		730,484	42,637	307,933	-	(67,606	-	282,964
Prior year adjustments		-	-	-	-	(6,220	6,220	-
Merger adjustments		-	-	(307,933	307,933	-	-	-
Restated position at 1 April 2001		730,484	42,637	-	307,933	(73,826	6,220	282,964
Share capital issued prior to restructuring		573,042	14,326	257,813	-	-	-	272,139
Merger adjustments		-	-	(257,813	257,813	-	-	-
Redesignation of preference shares		70,087	-	-	-	-	-	-
Retained loss for the year		-	-	-	-	(106,181	-	(106,181
Unrealised gains on fixed asset disposals		-	-	-	-	-	14,905	14,905
Transfer		-	-	-	-	833	(833)	-
Reversal of appropriation of preference share dividends	8	-	-	-	-	2,425	-	2,425
Currency translation differences on overseas net assets		-	-	-	-	(100	-	(100
At 31 March 2002		**1,373,613**	**56,963**	**-**	**565,746**	**(176,849**	**20,292**	**466,152**

The redesignation of the 25,000,000 preference shares, as referred to in the Basis of Preparation note, gave rise to the issue of 70,086,705 ordinary shares at 2.5 pence each and 25,000,000 non-voting deferred shares at 92.99 pence each.

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2002

10 Analysis of cash flows

		Note	2002 £'000	2001 (Restated) £'000
(a)	**Returns on investments and servicing of finance**			
	Interest received		**343**	394
	Interest paid		**(19,266)**	(8,366)
	Interest element of finance lease rental payments		**(393)**	(401)
	Net cash outflow for returns on investments and servicing of finance		**(19,316)**	(8,373)
(b)	**Capital expenditure and financial investment**			
	Purchase of tangible and intangible fixed assets		**(107,728)**	(171,476)
	Purchase of fixed asset investments		**-**	(24,250)
	Sale of tangible fixed assets		**21,853**	6,980
	Net cash outflow for capital expenditure and financial investment		**(85,875)**	(188,746)
(c)	**Acquisitions and disposals**			
	Acquisitions*		**-**	(1,000)
	Disposals		**2,910**	-
	Net cash inflow / (outflow) from acquisitions and disposals		**2,910**	(1,000)

*The cash outflow in respect of acquisitions represented payments of deferred considerations.

		Note	2002 £'000	2001 (Restated) £'000
(d)	**Management of liquid resources** *			
	Funds deposited with ScottishPower		**17,550**	11,983
	Net cash inflow from management of liquid resources		**17,550**	11,983

*Liquid resources comprised funds on deposit with ScottishPower which were repayable on demand.

		Note	2002 £'000	2001 (Restated) £'000
(e)	**Financing**			
	Issue of ordinary share capital		**275,060**	-
	Expenses paid in connection with issue of ordinary share capital		**(2,921)**	-
			272,139	-
	ScottishPower loan accounts	**12**	**(180,000)**	180,600
	Loan notes	**12**	**500**	2,175
	Capital element of finance lease rental payments	**12**	**(96)**	(212)
	(Reduction) / increase of debt	**12**	**(179,596)**	182,563
	Net cash inflow from financing		**92,543**	182,563

THUS Group plc

Notes to the Preliminary Statement
for the year ended 31 March 2002

11 Reconciliation of operating loss to net cash outflow from continuing operating activities

	2002 £'000	2001 (Restated £'00
Operating loss	**(65,176)**	(61,176
Depreciation of tangible fixed assets	**65,025**	35,359
Amortisation of intangible fixed assets	**143**	1,182
Loss on disposal of tangible fixed assets	**-**	438
Release of government grant deferred income	**(13)**	(29
Movements in provisions for liabilities and charges	**705**	(485
Decrease / (increase) in stocks	**3,369**	(2,061
Decrease / (increase) in debtors	**319**	(23,960
(Decrease) / increase in creditors	**(5,976)**	49,980
Net cash outflow from continuing operating activities	**(1,604)**	(752)

12 Analysis of net funds / (debt)

	At 1 April 2001 £'000	Cashflow £'000	Disposals (excl. cash & overdrafts) £'000	At 31 March 2002 £'000
Cash at bank and in hand	3,484	6,049	-	**9,533**
Overdrafts	(244)	159	-	**(85**
	3,240	6,208	-	**9,448**
Loan notes - due within one year	(3,560)	(500)	3,560	**(500**
ScottishPower loan accounts – due after one year	(180,600)	180,000	-	**(600**
Finance leases	(4,402)	96	-	**(4,306**
	(188,562)	179,596	3,560	**(5,406**
Funds deposited with ScottishPower	17,550	(17,550)	-	**-**
Net funds / (debt)	(167,772)	168,254	3,560	**4,042**

THUS GROUP PLC

List of Holders

SELECTION CRITERIA

SECURITY CODE(S)
BALANCE RANGE FROM 1 TO 99999999999
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SECURITY SELECTION

01 ORDINARY SHARES OF 2.5P EACH

Geographic Code 562

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02321360	ABRAMO FRANCES /MS. 345 SOUTH END AVENUE,APPARTMENT 6G,NEW YORK,NY 10280,USA	01	88
00959050	AGER DORIS MARGARET /MRS. 680 SOUTH MICHAEL WAY,CAMANO ISLAND,WA 98292,USA	01	803
04668344	AMENDOLARA DIANA GWENDOLYN /MRS. 185 PROSPECT AVENUE,APARTMENT 10H,HACKENSACK,NEW JERSEY 07601-2226, U S A	01	52
03308977	AMMAR SUZIE SOHEIR /MISS. 72 LEDAR HTS ROAD,STAMFORD,CT 06905,USA	01	3
02245831	ANAMAN EKOW AIDOO /MR. 628 GAZELLE DRIVE,KISSIMMEE,FL34759,USA	01	97
04700732	ANDREWS ROGER DEREK /MR. 11335 STROUP ROAD,ROSWELL,GEORGIA,30075,USA, AA1 1FF	01	768
03483946	ANDRIANOPOULOS ALEX /MR. 400 E CALIFORNIA BLVD,APARTMENT 23,PASADENA CA 91106,USA	01	96
02325039	ANGEL JULIE ROSALIND /MISS. 107 W COMO AVENUE,COLUMBUS,OH 43202,USA	01	88
03380897	ANNABATHULA JAGAN MOAHN /DR. PO BOX 395,HAROLD,KY 41635,USA	01	96
03562203	ARCH CEFYN /MR. 12403 KINGS LAKE DRIVE,RESTON,VA 20191,USA	01	109
04884803	ASTL GISELA /MS. 5759 PARKVIEW LAKE DRIVE,ORLANDO,FLORIDA 32821,USA	01	2616
04898379	AUSTIN PHILIP /MR. 1917 SULLY COURT,WINCHESTER,VIRGINA 22601,USA	01	4
03697706	AXLER MARK /MR. 77 OAKWOOD DRIVE,LONGMEADOW,MASSACHUSETTS 01106,U S A	01	151
04777426	AYERS HELEN MARIE /MS. 201 E 9TH STREET,APT D1 ROOSEVELT APTS,ABERDEEN,WA 98520-2534,USA	01	22
03048749	BAILEY CAROLINE JILL /MRS. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88
03048733	BAILEY ROBERT MALCOLM /MR. 1 ROCKHILL DRIVE,HAMPTON,NJ 08827-2563,USA	01	88

03828635	BALES JOHN EDWARD /MR. OCEAN PLACE APT 602,MAIL BOX NO 40,121 NANTASKET AVENUE,HULL MA 02045, USA	01	140
04281929	BALLANTYNE ALISON ELIZABETH 40 COOPER ROAD,MANSFIELD,MASSACHUSSETS,MA02048 USA	01	175
02444974	BARBER PETER /MR. 619 CAROLINA BEACH AVENUE NORTH,CAROLINA BEACH,NC 28428,USA	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02444953	BARBER PETER /MR. NB A/C 619 CAROLINA BEACH AVE NORTH,CAROLINA BEACH,NC28428,USA	01	88
0472266A	BARNES LUCY /MRS. HILL HOUSE,BOX 1456,LOOKOUT HILL,WEST TISBURY MA 02575,USA	01	303
03422658	BARRETT MARY MARTHA /MISS. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
02517841	BATTERSBY GRAHAM CHARLES /DR. 2460 SOUTH SEVENTH STREET,ANN ARBOR,MI 48103,U S A	01	105
02637167	BEAGLEY JAMES /MR.,DECD EXOR/S/ MR.ALAN JAMES BEAGLEY 99 CAMPBELL AVENUE,WILLISTON PARK,NEW YORK,UNITED STATES OF AMERICA	01	241
04778201	BEERS RAY /MR. BOX 3008,SO PADRE ISLAND,TX 78597-3008,USA	01	172
02363865	BELL NICHOLAS CHARLES /DR. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88
0375092A	BIRD JANE /MRS. 5020 NW 24TH CIRCLE,BOCA RATON,FLORIDA,33431,USA	01	104
04776930	BISCEGLIE LOUIS DI 1445 ELM STREET,PEEKSKILL,NY 10566-4801,USA	01	247
04980630	BLACK ROBERT KEDDIE /DR. 10319 OLYMPIA DRIVE,HOUSTON,TX 77042,UNITED STATES OF AMERICA	01	1106
0236385A	BLACKMORE CAROLYN MARY /MS. 6 RIDGEMONT COURT,DEARBORN,MICHIGAN 48124,USA	01	88
04777013	BLESSING JOANNE BLESSING MERLE 111 SOUTH TENTH STREET,MONTROSE,IA 52639-9703,USA	01	405
04960000	BLYTHE SUSAN NICOLA /MS. P O BOX 3605,CHICO 95927,CALIFORNIA,U S A	01	74
01869870	BRERETON MARK CHARLES /MR. 37 DOVER DR,ROME,GA 30161,USA	01	97
0448767A	BRIDLE ELLEN SANDRA /MRS. 18 ADAMS AVENUE APT 1,WATERTOWN MA,02472-1391,USA	01	404
04905517	BROOMHEAD SUZANNE ELIZABETH /MRS. 11700 GLENN ABBEY WAY,CHARLOTTE,NORTH CAROLINA 28277,U S A	01	36

01173747	BROWN LINK /,JNR 380 CIMARRON TRAIL,AFTON,TN 37616,USA	01	128
03662320	BROWN PAUL SCOTT /MR. C/O PACIFICORP,825 NE MULTNOMAH,SUITE 1600 PORTLAND,OREGON 97232,USA	01	902
0174650A	BROWN SANDRA /MRS. 3221 BRENNAN DRIVE,RALEIGH,NORTH CAROLINA 27613,USA	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02077348	BULLARD STEPHEN /MR. 1152 VERDON DRIVE,DUNWOODY,ATLANTA,GEORGIA 30338,USA	01	123
00794310	BUNCH ANTHONY STEWART /PRIVATE. 12912 TARA LANE,ANCHORAGE,AK 99516,UNITED STATES OF AMERICA	01	518
04850203	BURDEN ALEXANDER /MR. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON OR 97035,U S A	01	2817
04505545	BURDEN ALEXANDER B /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	891
03662749	BURDEN ALEXANDER BUCHAN /MR. 5747 VICTORIA COURT,LAKE USWEGO,OREGON 97035,USA	01	2313
04494258	BURDEN LESLEY /MISS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	1493
04876295	BURDEN LESLEY /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON,97035,USA	01	1177
03693092	BURDEN LESLEY CAROLINE /MRS. 5747 VICTORIA COURT,LAKE OSWEGO,OREGON 97035,USA	01	407
00652616	BURGESS KATHY SUE /MS. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99507,USA	01	364
00982896	BUTLER ZOE FRANCES 181 ADA AVENUE NO 37,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	401
01679235	CAMPBELL ROBIN ANDREW DAVID /MR. 2404 STAPLES AVENUE,KEY WEST,FLORIDA 33040,USA	01	105
01679240	CAMPBELL SUZANNE POIRIER /MRS. 2404 STAPLES AVENUE,KEY WEST,FLORIDA,33040 U S A	01	96
03811602	CARSWELL ROBERT DEAN /MR. 8041 JORDAN LANE,MIDLOTHIAN,TX 76065-5956,USA	01	2146
02540383	CARVALHO LESLIE /MR. 1183 AVENIDA AZUL,SAN MARCOS,CA 92069,USA	01	97
02410912	CASBURN GEORGINA MARY /MS. 8301 PENOBSCOT ROAD,RICHMOND,VA,23227,USA	01	105
03546608	CHANDRA NEERAJ /MR. 5 PERKINS LANE,ACTON MASS,MA 01720,USA	01	109
03546613	CHANDRA NEERAJ /MR. AC A/C	01	178

	5 PERKINS LANE,ACTON MASS,MA 01720,USA		
00961969	CHARLES ROBIN CLARK /MR. 16218 77TH AVENUE NE,ARLINGTON,WA 98223-6215,USA	01	535
0477827A	CHERN CYNTHIA ANN /MS. 5301TONYAWATHA TRAIL,MONONA,WI 53716-2920,USA	01	969
03590722	CHONG SIOK KIM /MRS. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03590717	CHONG SOON SEAN /MR. 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013167	CHONG SOON SEAN /MR. YCC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
02013172	CHONG SOON SEAN /MR. YKC A/C 3412 CHARLESTON DRIVE,RICHARDSON,TX 75082,USA	01	123
01190439	CHRISTIE ADA EMILY AGNES /MRS. 500 S CHAFFEE ROAD NO61,JACKSONVILLE,FL 32221,USA	01	265
00090967	CLARKE DAVID THOMAS /MR. 30 RAMAPO DRIVE,BASKING RIDGE,NJ 07920,USA	01	500
0081978A	COBB DAVID /MR. 22811 EAGLE WATCH COURT,KATY,TEXAS 77450-8678,USA	01	219
0131326A	COCHRANE CHRISTOPHER D A /MR. 385 WESTERN DRIVE,POINT RICHMOND,CA 94801 3754,USA	01	401
04777199	CODONI ROSEMARY /MS. 4876 FAIRWAY DRIVE,ROHNERT PARK,CA 94928-1307,USA	01	2
04554011	COLLIER JEAN BARBARA /MRS. 8655 WEST DAVIS STREET,DES PLAINES,ILLINOIS 60016,USA	01	240
04777141	COMBS DUDLEY /MR. 1625 ALBANY AVENUE,LOUISVILLE,KY 40216-2613,USA	01	28
04777410	COPELAND MARY ALICE /MS. 39640 U S HWY 160,BAYFIELD,CO 81122-8744,USA	01	565
04778076	CORKERY GEORGE /MS. 3017 CASCADIA AVENUE S,SEATTLE,WA 98144-6213,USA	01	2489
04777533	CORYDON & OHLRICH INC BOX 1208,COMFORT,TX 78013-1208,USA	01	270
04776489	COTE ARTHUR /MR. 4 WHITNEY CIR,AUBURN,MA 01501-2818,USA	01	280
04777350	CRASE BEVERLY JEAN /MS. 4470 IVORY WAY NE,SALEM,OR 97305-2147,USA	01	47
03561658	CRIBB CAROL /MRS. 908 TOWER DRIVE,EDGEWATER,NEW JERSEY,07020,USA	01	105
03506832	CUSHMAN KAY /MRS.	01	8

	299 SHASTA DRIVE NO 65,VACAVILLE,CA 95687,USA		
0136816A	DALDRY DOROTHY FLORA /MRS. 14930 BRAMBLEWOOD,HOUSTON,TX 77079,USA	01	96
0477804A	DALLMAN IRENE /MS. 1406 W THOMAS,WAUSAU,WI 54401-5718,USA	01	449
04776507	DAVENPORT LILLIAN /MS. 12634 W PAINTBRUSH DRIVE,SUN CITY WEST,AZ 85375-2533,USA	01	621

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04206685	DENNISON JUSTIN EASTAWAY /MR. 1563 DORCEY LANE,SAN JOSE,CALIFORNIA,CA 95120-5726,USA	01	56
04728918	DENSHAM SARAH JANE /MISS. 5915 PISTOIA WAY,SAN JOSE,CALIFORNIA 95138,USA	01	97
02572727	DEOL INDRANEE M /MRS. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	96
02572732	DEOL RAJPAL SINGH /MR. 5020 TIDEWATER WAY,ALPHARETTA,GA 30005,USA	01	88
04778097	DETTMAN CAROLINE /MS. 808 CLARK STREET,ALGOA,WI 54201-1533,USA	01	724
04778494	DICKSON ARLENE /MS. 9524 LILLA LN,PALO CEDRO,CA 96073,USA	01	997
04778008	DIMMITT MARY /MS. 1816 G ETH,FREMONT,NE 68025-3628,USA	01	123
04654889	DODSON KAYE ROSAMUND /MRS. 2102 SHEFFIELD DRIVE,NACOGDOCHES,TEXAS 75961,USA	01	505
02179899	DUCKWORTH PETER THOMAS HENRY /MAJOR. 1702 SINGING PALM DRIVE,APOPKA,FLORIDA 32712,USA	01	216
02149547	DUFFY KEITH PHILIP /MR. 1400 SOUTH JOYCE STREET,APARTMENT C413,ARLINGTON VA 22202,USA	01	88
0492716A	EATON JOHN RICHARD /MR. 413 FOREST AVENUE,PALO ALTO,CA 94301,USA	01	104
04981672	EDELSTEIN FIONA MACDONALD /MRS. 16 OAK TREE LANE,SCHENECTADY,NY 12309,USA	01	294
04208118	EDGAR SYLVIA JANET /MS. 520 BRICKELL KEY DRIVE,APT A19-19,MIAMI,FLORIDA 33131,USA	01	56
00553959	EDWARDS JOHN /MR. 106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA	01	119
03706928	EDWARDS JOHN /MR. BVOUCHER A/C 106 MEADOWBROOK COURT,NICEVILLE,FLORIDA 32578,USA	01	119
04777387	ELLIOT DONNETTA NEWELL /MS. 2100 FAUN GLEN,SAN ANTONIO,TX 78232-4904,USA	01	193
01298203	ELLIOTT CATHERINE CELIA MARY /MRS.	01	324

	3 WAKEMOR ACRES,WESTPORT,CT 06880,USA		
00944660	ELLIOTT GARFIELD EDWARD /MR. 12 WAKEMAN PLACE,WESTPORT,CONNECTICUT 06880,USA	01	130
0229411A	ELLIS MATTHEW JAMES CLIFFORD /DR. 3724 BENTLEY DRIVE,DURHAM,NC 27707,USA	01	96
04617277	ELLIS OWEN ANTHONY /MR. 130-37,225 STREET,LAURELTON QUEENS,NEW YORK USA	01	97

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02538661	ELSE RACHEL HELEN /MRS. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
02538656	ELSE ROBERT ALAN /MR. 126 GREEN GABLE CIRCLE,THE WOODLANDS,TEXAS,TX 77382,USA	01	96
03817205	EMERSON PAMELA JOAN /MRS. 3555 E THIMBLE PEAK PLACE,TUCSON,ARIZONA 85718,USA	01	855
04568018	EVANS ELIZABETH ANNE /MRS. 919 RUTH STREET,PITTSBURGH,PA 15243,USA	01	27
02813218	EVERED JACLINE RAE /MRS. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
02813223	EVERED JOHN DAVID /MR. 28446 SHRIKE DRIVE,LAGUNA NIGUEL,CA 92677,USA	01	97
00795389	FALLEN WILLIAM JOSEPH /MR. 11 FARMINGDALE LANE,NEWARK,DELAWARE 19711,USA	01	130
02261732	FAN QIMIAO /MR. 10100 CRESTYBERRY PLACE,BETHESDA,MARYLAND,MD 20817,USA	01	540
01689788	FEDER EDWARD /MR. 133-05 NEWPORT AVENUE,BELLE HARBOR,NY 11694,USA	01	96
04813174	FERNANDEZ CAROLE /MRS. APARTMENT 204,35 VINE STREET,WINCHESTER,BOSTON MA 01890,U S A	01	27
02078434	FITCH AGNES WELLS KENNEDY /MRS. 11615 CHERRY KNOLL,HOUSTON,TEXAS 77077,U S A	01	88
0207844A	FITCH ROBERT CAMPBELL /MR. 11615 CHERRY KNOLL,HOUSTON,TEXAX 77077,U S A	01	88
02282236	FLANNERY INGRID LOUISE /MRS. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
03656870	FLANNERY SIMON WILLIAM PHILIP /MR. 8 FROST LANE,NEW PROVIDENCE,NEW JERSEY 07974,U S A	01	96
00656953	FORBES AUDREY MARY /MRS. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA	01	649
00656969	FORBES STUART LINDSAY /MR. 10001 CORMORANT COVE,AUSTIN,TX 78730,USA	01	441
02843891	FORSTER BARBARA /MRS.	01	231

	19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA		
04122968	FORSTER MICHAEL KENNETH /DR. 19814 GRAYSTONE ROAD,WHITE HALL,MARYLAND 21161,USA	01	133
0201105A	FOSKER SYLVIA MARIAN /MRS. 11814 CEDAR PASS DRIVE,HOUSTON,TEXAS,77077,U S A	01	394
02640560	FOULSTON MATTHEW JOHN /MR. 4811 MALIBU DRIVE,BLOOMFIELD,MICHIGAN 48302,U S A	01	96

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04802677	FRAME AUDREY /MRS. 144 WALNUT LANE,IRMO,COLUMBIA,SOUTH CAROLINA SC 29212,USA	01	524
04776350	FRISTOE ROBERT FRISTOE JANE 1906 ALLEGRO DRIVE,OLYMPIA,WA 98501-3747,USA	01	7619
00033679	FULTON RONA /M/S. 245 SAN MATEO,LOS GATOS,CA 95030,USA	01	1290
02641910	GALLOW AMANDA ENID /MRS. 5015 PASADENA WAY,BROOMFIELD,CO 80020,USA	01	123
04737671	GALLOWAY BRIAN /MR. 4959 BILFORD LANE,LAKE OSWEGO,OREGON,ZIP 97035,USA	01	702
03100071	GAMBLE MICHAEL HENRY /DR. APARTMENT 1027,3777 PEACHTREE PLACE,3777 PEACHTREE ROAD, ATLANTA GEORGIA 30319 USA	01	97
04745061	GANGESHAN PRABAKARAN /MR. 3008 WHITE OAK COURT,LAGRANGE,GEORGIA 30240,USA	01	56
04211757	GARVEY PATRICIA ANNE /MRS. 4567 SOUTH 87TH DRIVE,GULFSTREAM POLO CLUB,WEST LAKE WORTH, FLORIDA 33467,USA	01	5
04778243	GAY FRANCES /MS. 3424 PINE ESTATES DRIVE,ORCHARD LAKE,MI 48323-1953,USA	01	778
03359051	GETTS DAVID HARRY /MR. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
03359067	GETTS SARAH JANE /MRS. 8008 N INVERGORDON ROAD,PARADISE VALLEY,AZ 85253,USA	01	96
04987813	GHARAGOZLOO PARVIZ /DR. WATERWORTH DAWN MARIE /DR. 16 BLUE SPRUCE DRIVE,PENNINGTON N J,N J,08534,USA	01	11000
04634609	GILLETT JOSEPH ANTHONY ALBERT /MR. 7705 EAST DOUBLETREE RANCH ROAD,NO 7,SCOTTSDALE,ARIZONA USA	01	1611
01080856	GLOVER SHEENA KATHLEEN /MRS. 1668 HALYARD COURT,LAFAYETTE,COLORADO 80026,USA	01	401
03366599	GOEL JASLEEN /DR. 2314 HOLLYHOCK COURT,COLUMBIA,MISSOURI 65202-1297,USA	01	109
03366601	GOEL SHARAD /DR.	01	88

	2314 HOLLYHOCK COURT,COLUMBIA,MISSOURI 65202-1297,U S A		
02503615	GOGIA RAJENDRA SINGH /MR. 2510 QUEENS WAY,NORTHBROOK,IL-60062,USA	01	96
02503620	GOGIA SUDESH /MRS. 2510 QUEENS WAY,NORTHBROOK,IL 60062,USA	01	96
04777055	GOLDSTEIN CONNIE /MS. 6 BERKELY PL,LAWRENCE,NY 11559-2504,USA	01	662

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
0237253A	GOSNELL CHRISTOPHER JAMES /MR. 101 ELLIOT LANE,GOLDEN,CO 80403,USA	01	468
01368052	GOULD PATRICIA KAY /MRS. 12914 43RD AVE CT NW,GIG HARBOUR,WA 98332,USA	01	140
04867220	GRANTHAM ANDREE GABRIELLE /MRS. 4501 DOGWOOD AVENUE,SEAL BEACH,CA 90740,USA	01	536
00648860	GREET DAVID NORMAN /MR. 4535 E 104TH AVENUE,ANCHORAGE,ALASKA 99516,USA	01	588
04614734	GREGORSON ALEXANDER GRAHAM /MR. GREGORSON MARILYN TULLY /MRS. 18054 SOMERSET KNOLLS,HOUSTON,TEXAS 77094-1428,USA	01	233
04777371	GRIBAUSKAS VIOLA /MS. 1079 E BEECH CIRCLE,COTTONWOOD,AZ 86326-4229,USA	01	1224
01893344	GRUNDY GEORGE /MR. 13609 QUERY MILL ROAD,NORTH POTOMAC,MD 20878,UNITED STATES OF AMERICA	01	249
00976262	GULGULE UDAY C/O MRS VANITA NAYAK,15 BERRYL COURT,SEWELL,NJ 08080,USA	01	56
04778013	GURNEE MARION HAMILTON /MS. RT 3 BUCKWHEAT BRIDGE ROAD 37,GERMANTOWN,NY 12526-5502,USA	01	997
04679400	HABELOW SUSAN CHRISTINE /MS. 1 ECHO LANE,WOODSIDE,CALIFORNIA 94062-4801,U S A	01	51
04871381	HADDOCK CYNTHIA MARY /MRS. HADDOCK CHRISTOPHER JOHN /MR. 5209 CROWN STREET,BETHESDA,MD20816,USA	01	1041
00676794	HAIDER AGA ZIA /DR. 7807 BENT TREE DRIVE,AMARILLO TX 79121,USA	01	1300
04524318	HAND JANET KATHERINE /MRS. CHATFIELD,PO BOX 37 WAINSCOTT,LONG ISLAND NEW YORK 11975,USA	01	27
04776468	HANGARTNER LEONARD /MR. 1601 AVE O,SCOTTSBLUFF,NE 69361-2253,USA	01	1451
04773865	HANNAY DAVID ROBERT /MR. HANNAY JANET BARBARA /MRS. 7 BEECHTREE LANE,PRINCETON,NEW JERSEY 08540,USA	01	321
02150457	HARRIS REBECCA /MS. 2743 WILDWOOD COURT,WINSTON,SALEM,N C 27103,USA	01	267

03255454	HARRISON DAVID J /MR. 2350 WESTCREEK LANE 2304,HOUSTON,TEXAS 77027,USA	01	140
04819694	HARRISON KEITH /MR. 911 CAMILE LANE,ALOMO,CALIFORNIA,94507,U S A	01	43
04777554	HARTEN RHONDA /MS. 108 BON AIRE CIRCLE W,SUFFERN,NY 10901-7000,USA	01	580

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02590740	HARTMAN ANN M /MRS. 5722 WOODLAND CREEK,KINGWOOD,TEXAS 77345,USA	01	96
04778081	HARTMAN DON LEE /MR. 150 MAGGIE BLUFF,LOOKOUT MOUNTAIN,GA 30750-4168,USA	01	1245
00959876	HARVEY ALISON /MRS. 1180 HAZEL AVENUE,CAMPBELL,CA 95008,USA	01	56
04476234	HAYLES ALISON JANE /MISS. 1430 BRIGHTON LANE,LAKE VILLA,60046,ILLINOIS,USA	01	260
04716057	HENDERSON JOAN BAIN /MRS. C/O MR W S HENDERSON,8621 FOREST GLEN DRIVE,IRVING,TEXAS 75063,USA	01	815
04297784	HENDERSON RONA MARY CATHERINE /MISS. 810 PATTEE DRIVE,WAUPUN,WISCONSIN 53963-1760,USA	01	293
04686480	HERRMANN SUZETTE /MS. 302 PHILADELPHIA AVENUE,TAKOMA PARK MD,20912,USA	01	96
0452393A	HEWITT DAVID MICHAEL /MR. 615 GASLITE LANE,KIRKWOOD,ST LOUIS,MO 63122,USA	01	6823
04275423	HIBBERT MARCEL /MR. 1592 COVINGTON AVENUE,WESTLAKE WILLAGE,CALIFORNIA 91361,USA	01	96
0427774A	HILL JACQUELINE /MRS. 7 WOODHAVEN CRESCENT,MERRYMACK,NH 03054,USA	01	47
04581068	HOLLIS MICHAEL G 5359 PIONEER FORK ROAD,SALT LAKE CITY,UTAH 84108,USA	01	199
01302339	HONIGMANN PETER JOHN /MR. 615 CHATHAM LANE,BLUE BELL,PA 19422 USA	01	324
03443645	HOUGH JILL /MS. 320 SPALDING DRIVE NE,ATLANTA,GEORGIA 30328,U S A	01	109
04126100	HOUGHTON LORRAINE ANN /MRS. 2086 MORENCY DRIVE,RICHLAND,WASHINGTON,99352-9514,USA	01	302
0477791A	HOWICK MARVIN /MR. 20502 MARINE DR F1,STANWOOD,WA 98292-7834,USA	01	565
04776972	HOYMAN ELLA MAE /MS. R D 1 BOX 301,ACME,PA 15610-9730,USA	01	73
04777473	HUBER JANET /MS.	01	1013

	810 WALNUT STREET,CHEROKEE,IA 51012-1568,USA		
04960792	HUDSON VERONICA /MRS. 17 WHITENACK ROAD,FAR HILLS,NEW JERSEY,07931,U S A	01	145
04653787	HULL RICHARD /MR. 1522 MAINSAIL DRIVE,APT 8,NAPLES,FL 34114,U S A	01	63
04712287 C/Fwd	HUNT CHRISTOPHER /MR. HUNT LYNN /MS.	01	248

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
B/Fwd	1606 DEEP POINT ROAD,WOOLFORD,MD 21677,UNITED STATES OF AMERICA		
03443650	HUNTLEY MICHAEL C /MR. 320 SPALDING DRIVE,ATLANTA,GA 30328,USA	01	88
01308885	HUTCHEON GRAEME A /MR. 46 TYLER DRIVE,ESSEX JUNCTION,VERMONT,05452,USA	01	589
04839655	HUTCHEON RENEE MARY /MRS. 19 ACADIA DRIVE,ROCKLAND,MAINE 04841,USA	01	195
01764416	HUTT LESLEY MARGARET /MRS. C/O MR HUTT,BAE SYSTEMS,RO DEFENSE 25 CENTER STREET, SUITE 107 STAFFORD,VIRGINIA 22554 USA	01	384
04809698	HUTTON PAUL /MR. 6535 NORTH SHORE WAY,NEWMARKET,MARYLAND,2177,USA, AA1 1FF	01	96
0479521A	IVASKA RAYMOND IVASKA DALIA 137 BIRCH LANE,BOX 466,NORTH FALMOUTH,MA 02556 0466,USA	01	1245
02120092	JENNINGS CHEOK-YEE /MRS. 4601 NORTH PARK AVENUE,APARTMENT 207,CHEVY CHASE MD 20815,USA	01	88
02120105	JENNINGS CHRISTOPHER JOHN /MR. 4601 NORTH PARK AVENUE,APARTMENT 207,CHEVY CHASE,MD 20815 USA	01	88
04776946	JESTER LEORA 944 43RD STREET,DES MOINES,IA 50312-2235,USA	01	1944
02533494	JIA XIAOGUANG /DR. 966 CAPE ANITA PLACE,SAN JOSE,CA95133,USA	01	96
00068137	JOHNSON FRANCIS /PROF. 18 CORAWY ROAD,SETAUKET,NEW YORK,11733,USA	01	500
01357406	JOHNSON FRANCIS /DR. 18 CORAWAY ROAD,SETAUKET,NEW YORK 11733,USA	01	160
04610546	JOHNSON JAMES EZRA /MR. 900 4TH AVENUE NORTH,SAUK RAPIDS,MINNESOTA 56379,USA	01	250
03328112	JOHNSON LINDA MARY /MRS. 5559 THOMPSONVILLE HIGHWAY,THOMPSONVILLE,MICHIGAN 49683,U S A	01	109
0429204A	JONES BETTY YVONNE /MRS. 1300 SOUTHEDGE DRIVE,LITTLE ROCK,ARKANSAS 72227-5631,USA	01	109

01235461,	JONES	PAULINE /MRS. 1502 PENNYCRESS LANE,VIENNA,VA 22182,USA	01	233
02772692	JONES	REYNOLD UTHER /MR. 5204 PADUA WAY,LAS VEGAS,NEVADA,89107 USA	01	88
01235477	JONES	ROBERT JOHN /MR. 1502 PENNYCRESS LANE,VIENNA,VA 22182,USA	01	233

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04778162	JORDAN ADDIE 291 RICHLAND AVENUE,SAN FRANCISCO,CA 94110-5841,USA	01	210
04776452	JOSEPH DAVID /MR. 331 HOWARD SREET,PETALUMA,CA 94952-2720,USA	01	337
03529545	JOY MICHAEL ALAN /MR. 1537 CENTER STREET,BETHLEHEM,PA 18018,USA	01	128
02343593	KELLY PATRICIA /MISS. 722 27TH AVENUE,SAN FRANCISCO,CA 94121,USA	01	96
03759232	KELLY SHEELAGH BUTLER /MRS. 8 WINTERBERRY WAY,BEDFORD,MA 01730,USA	01	57
04737355	KERR IAIN MERRICK /MR. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON OR 97035,U S A	01	1025
04747576	KERR LORRAINE /MRS. 26 MONTICELLO DRIVE,LAKE OSWEGO,OREGON 97035,USA	01	445
03483345	KHAMISANI VALLY MOHAMMED /MR. ROOM 427,INTERNATIONAL HOUSE,1414 EAST 59TH STREET, CHICAGO ILLINOIS 60637,USA	01	259
01457748	KHORI FAREED AL /DR. 2711 CRANSTON ROAD APT B,PHILADELPHIA,PA 19131,USA	01	109
02330265	KIAH SCHELLEY PATRICK /MS. SHUTTLEWORTH ANDY /MR. 6643 EMMET TERRACE,LOS ANGELES,CA 90068,USA	01	96
03698003	KONTOU JENNIFER MARY /MRS. 21519 SANTA CLARA DRIVE,KATY,77450 TEXAS,USA	01	2960
04776925	KRIZAK CAROLYN RUTH /MS. 722 MESSIAH VILLAGE,P O BOX 2015,MECHANICSBURG,PA 17055-2015,USA	01	2491
03705481	KUMAR SARVADAMAN JEET /DR. KANWAR BALJEET /DR. 1016 PARK AVENUE,OCONTO,WI 54153,USA	01	535
00819774	LAAN SIEUWKE VAN DER /MRS. 22811,EAGLE WATCH COURT,KATY,TEXAS 77450,USA	01	219
03387019	LAGAN HUGH FRANCIS /MR. 1030 MALLETWOOD DRIVE,BRANDON,FLORIDA 33510-2572,U S A	01	88
04320013	LAMBETH DARRYL GAYLE /MR. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	1555

01970722	LAMBETH SHEILA ELISABETH /MRS. 15107 HEATHRIDGE DRIVE,TAMPA,FLORIDA 33625,USA	01	109
02183827	LATHAM FRED /MR. 210 DEL MESA CARMEL,CARMEL,CALIFORNIA 93923,USA	01	97
0215628A	LAVASANI ANGELA /MRS. 3828 NW HILTON HEAD TERR,PORTLAND,OR 97229,U S A	01	97

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02512959	LAWRENCE ARTHUR LESLIE JAMES /MR. 861 N BLUE BEECH LANE,CRAWFORDSVILLE,IN 47933,USA	01	1107
03974668	LAWSON PETER /MR. 5292 HOWELL STREET,ARVADA,COLORADO,80003,USA	01	56
04451273	LAY JENNIFER VIVIAN /MRS. 43 HARBOR DRIVE,APT 410,STAMFORD,CT 06902-7470,USA	01	75
04623767	LEITCH CRAWFORD /MR. 1222 LELAND WAY B,BURBANK,CA 91504,USA	01	119
03520728	LEVER BRIAN KEITH /MR. AKL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
03520749	LEVER BRIAN KEITH /MR. CJL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
03520733	LEVER BRIAN KEITH /MR. LJL A/C 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
02865643	LEVER HELEN /MRS. 5801 BRIGHTON BOULEVARD,COMMERCE CITY,COLORADO 80022,USA	01	97
02310027	LIN HAN-MEI /MRS. 143 EAST MIRROR RIDGE CIRCLE,HAZELCREST,THE WOODLANDS,TEXAS 77382,USA	01	97
02253890	LINNELL SUSAN REBECCA /MS. 53 VAN PATTEN PKWY,BURLINGTON,VT 05401,USA	01	128
02354751	LOBO EHRLICH DA VICTORIA /MR. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
02354767	LOBO ELAINE DA VICTORIA /MRS. 435 HIGH BROOK DRIVE,ATLANTA,GA 30342,USA	01	105
01398422	LOGAN JOSEPH /MR. LOGAN MARY /MRS. 1303 SE 40TH STREET,CAPE CORAL,FLORIDA 33904,USA	01	96
0482596A	LONDAGIN DAVID /MR. C/O ASSOCIATED BOX COMPANY,PO BOX 10370,GLENDALE,CA 91209-3370,U S A	01	5
01290099	LOW MICHAEL RICHARD TIGHE /MR. 4 CARREN CIRCLE,HUNTINGTON,NY 11743,USA	01	293
04777507	LYNCH ROSALINE /MS. 2321 RIVERMONT DRIVE,KINGSPORT,TN 37660-2314,USA	01	123

04777549	LYNCH ROSALINE /MS. 2321 RIVERMONT ROAD,KINGSPORT,TN 37660-2314,USA	01	522
04748270	MACDONALD DONALD GRANT /MR. 3523 EAST PINE BROOK WAY,HOUSTON,TEXAS 77059,USA	01	173
04909935	MACDOUGALL JOHN CHARLES /MR. 11796 SW 134 PLACE,MIAMI,FLORIDA 33186,USA	01	29

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04844361	MACKAY MARGARET MARY /MRS. 124 UTICA ROAD,CLINTON,NEW YORK STATE,13323,USA	01	265
03759253	MACLEOD DONALD IAIN ARCHIBALD /MR. 536 SOUTH RIOS AVENUE,SOLANA BEACH,CALIFORNIA 92075,USA	01	88
01369878	MACLEOD NORMAN /MR. MACLEOD ANNE KIRSTEN /MRS. 1211 BLADESDALE COURT,KATY,TEXAS 77494,USA	01	88
04930150	MACRITCHIE ANDREW /MR. 13017 SW KNAUS ROAD,LAKE OSWEGO,OREGON 97034,USA	01	2351
0147708A	MAHAKUL BUDHADEB /MR. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	88
01477074	MAHAKUL KRISHNAKOLI /MRS. 1509 CANYON RUN ROAD,NAPERVILLE,IL 60565,USA	01	96
03370451	MAHONEY DANIEL MARTIN /MR. 3620 PILGRIM LANE,ALTUSIM,OKLAHOMA 73521,USA	01	97
04920836	MALEY JANE /MRS. 1087 EAST JARVIS STREET,APARTMENT 102 SHOREWOOD,WISCONSIN 53211, UNITED STATES OF AMERICA	01	56
04226254	MALLIK MRIDULLA /DR. 12103 COUNTY LINE ROAD,CHESTERLAND,OHIO 44026,USA	01	412
02826298	MARCOM ALICE MARY /MRS. 2 DAY LILY PLACE,THE WOODLANDS TX 77381,USA	01	88
01297911	MARTIN COLIN RAYMOND /MR. P O BOX 39,IONIA,NEW YORK 14475-0039,U S A	01	239
04727385	MARWICK CHARLES ROBERT SCOTT /MR. 3219 VOLTA PLACE N W,WASHINGTON D C 20007,U S A	01	535
04777494	MASONE DANIEL MASONE LOIS 531-67TH STREET,HOLMES BEACH,FL 34217-1202,USA	01	181
04740372	MATIAS CREMILDE /MRS. MATIAS MICHAEL /MR. MATIAS CHRISTINE /MISS. 164 SHARP STREET,NORTH DARTMOUTH,MASSACHUSETTS,02747,USA	01	51
02992174	MATTHEWS ANTHONY MICHAEL /MR. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY,KY 41008,USA	01	105

0486708A	MATTHEWS ARTHUR EDWIN /MR. 11 GREEN TERRACE,MANHASSET,NY 11030,USA	01	105
0299218A	MATTHEWS MARGARET ELLEN /MRS. 845 KINGS RIDGE ROAD,CARROLLTON,KENTUCKY KY41008,USA	01	105
04777120	MCALPIN PATRICIA PEYTON /MS. 222 WILDROSE AVENUE,SAN ANTONIO,TX 78209-3815,USA	01	467

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04778060	MCCARTHY SHIRLEY /MS. 470 ALLYNDALE DRIVE,STRATFORD,CT 06614-4305,USA	01	40
03368288	MCCOLGAN DORIS /MRS. 3251 SOUTHFIELD LN,SARASOTA FL 34239,USA	01	96
03027124	MCCUSKER ROSEMARY ANN /MS. PO BOX 946,FULSHEAR,TX 77441-0946,USA	01	105
03324470	MCKEOWN HAZEL DAWN /MRS. 2052 COUNTRY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324486	MCKEOWN LISA KATE /MISS. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03324491	MCKEOWN PAUL GERRARD /MR. 2052 COUNTY CLUB DRIVE,DAYTONA BEACH,FLORIDA 32124,USA	01	88
03728957	MCLINTIC ANNE MARGARET /MISS. SPAULDING MOUNTAIN FARM,37 HARTWELL ROAD,STRONG,ME 04983,USA	01	56
02217725	MCNAUGHT ALISON FRANCES /MISS. 1101 ECLIO ST,SANTA MONICA,CA90403,USA	01	123
04776405	MEYER ELEANOR 450 OLD SAN FRANCISCO ROAD F106,SUNNYVALE,CA 94086-6371,USA	01	247
03759768	MILES PATRICIA DOROTHY JOAN /MRS. 7411 TAWAS AVENUE,KALAMAZOO,MI 49009,USA	01	98
02703319	MILLER ALAN RAY /MR. 33 WALT WHITMAN BLVD,STAFFORD,VA 22554,USA	01	96
04777447	MILLER FRANCES /MS. 21126 COUNTY ROAD 18,ARLINGTON,NE 68002,USA	01	123
04566977	MILLER GEORGE ERNEST /DR. 12 PERKINS COURT,IRVINE,CALIFORNIA 92612,USA	01	186
0197919A	MITCHELL GRAHAM IRVING /MR. 564 COUNTY ROAD 614,ASBURY NJ 08802,USA	01	105
00843731	MITCHELL RICHARD /MR. C/O 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	242
0126373A	MITCHELL RICHARD /MR. 697 BALMORAL ROAD,WINTER PARK,FLORIDA,32789,USA	01	119
0129517A	MOFFAT SHIRLEY ANN /MISS.	01	128

	13534 CLARETON LANE,CYPRESS,TEXAS 77429,USA		
01255443	MOHAMMED TASNEEM /MRS. ANALOG DEVICES,21 OSBORN STREET,CMABRIDGE,MASSACHUSETTES, MA 02139 USA	01	233
00671687	MOHAMMED ZUALFQUAR /MR. ANALOG DEVICES,21 OSBORN STREET,CAMBRIDGE,MASSACHUSETTES MA 02139, U S A	01	233

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
03783231	MOORE RODNEY PETER /MR. 1070 NW 117TH AVENUE,CORAL SPRINGS,FLORIDA 33071,U S A	01	114
04787362	MORAN DAPHNE ELIZABETH /MRS. 164 THORNTON DRIVE,PALM BEACH GARDENS,FLORIDA 33418,U S A	01	1182
04666012	MORENO JOANNA LUCY /MRS. 11560 PENNEY ROAD,CONIFER,COLORADO 80433,USA	01	240
03738394	MORFIT GARRISON MASON /MR. 27/21 RITTONHOUSE STREET NW6,WASHINGTON DC 20015,U S A	01	84
02334427	MORGAN JAMES A /MR. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
02334432	MORGAN JAMES ALEXANDER /MR. JAM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
02334448	MORGAN JAMES ALEXANDER /MR. SGM A/C 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,074500,U S A	01	4
02334411	MORGAN SUSANNAH M /MRS. 419 BEVERLY ROAD,RIDGEWOOD,NEW JERSEY,07450 U S A	01	4
04497681	MOULLIN VALANTINE /MRS. CORAL RIDGE TOWENS EAST,3300 NE 36TH STREET,APARTMENT 320, FORT LAUDERDALE FL33308,USA	01	174
04790557	MULLAN HUGH JOSEPH /MR. MULLAN CATHERINE /MRS. 13055 SOUTHWEST PRINCETON,LAKE OSWEGO,OREGON,97035,USA	01	690
04834135	MUNDY CHRISTOPHER J /MR. 14732 SE DUKE STREET,PORTLAND,OREGON OR 97236,U S A	01	3442
01306945	MURRAY JAMES /MR. 615 NOE STREET,APT 3,SAN FRANCISCO,CA 94114 USA	01	233
02767113	MURRAY KAY CHRISTINE /MRS. 17 CARTER DRIVE,CHELMSFORD,MA 01824,U S A	01	97
00836526	NELSON ROBERT FRANK BRIAN /MR. 28 SANTA CRUZ,RANCHO SANTA MARGARITA,CALIFORNIA 92688,U S A	01	1180
01371017	NESS JAMES THOMAS KENNEDY /MR. 4519 BRANCHMEAD COURT,KATY,TEXAS 77450,USA	01	96
01710187	NEWBLE KIRSTEN DANIELLE /MRS. 1465 POTTER LANE,WAYNE,PA19087 1336,USA	01	105

0222779A	NEWMAN MARC /MR. 11 TIGERS COURT,MERCERVILLE,NJ 08619,USA	01	88
04778238	NIEMEYER MARION /MS. 403 DEBORAH LN,MOUNT PROSPECT,IL 60056-2821,USA	01	393
02289011	NORMAN JULIA LOW /MRS. PO BOX 1295,VINEYARD HAVEN,MA 02538,USA	01	88

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02202073	NOWERA MOHAMED HESHAM /DR. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02202089	NOWERA MONA RIAD /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02202094	NOWERA MONA RIAD /MRS. ON A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
03459576	NOWERA MONA RIAD /MRS. SMN A/C 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011 1551,USA	01	92
02370422	NUTTALL CHRISTOPHER LAIRD /MR. 1444 WALNUT STREET,APARTMENT G,BERKELEY,CA 94709,USA	01	105
0225258A	OCONNELL PETER FRANCIS /MR. 330 EAST 240TH STREET,BRONX,NEW YORK 10470,U S A	01	88
04520430	ODELL TREVOR ARTHUR /MR. 163 CRANBERRY DRIVE,HOPEWELL JUNCTION,NY 12533,USA	01	416
01415141	ODONNELL FAY /MISS. 910 WRIGHT AVENUE,MOUNTAIN VIEW,CALIFORNIA 94043,USA	01	96
00828663	ODONOGHUE JOSEPH /MR. 401 EAST 89TH STREET,APARTMENT 10J,NEW YORK,NY 10128, UNITED STATES OF AMERICA	01	589
03401945	OHARA MARIE THERESA /MS. 278 ASPETUCK RIDGE ROAD,NEW MILFORD,CT 06776,USA	01	109
0364736A	OHARE FRANCES /MR. 1207 SOUTH BUENA VISTA,HEMET,CALIFORNIA 92543,USA	01	109
04776410	OLDAKER STANLEY OLDAKER DORA 945 NEWPORT STREET,OCEANSIDE,CA 92057-4214,USA	01	677
04981189	ORMISTON EILEEN MARGARET NAN /MS. 38 DUTCH VALLEY LANE,SAN ANSELMO,CALIFORNIA 94960,USA	01	219
04602427	O'ROURKE ANGELA 111 HAWTHORN PLACE,BRIARCLIFF,NEW YORK,10510 USA	01	47
04776473	OVERBEY WILLIAM /MR. BOX 38,RUSTBURG,VA 24588-0038,USA	01	499
04777993	PALLA LOUISE /MS. BOX 194,PLEASANT HILL,TN 38578-0194,USA	01	222

03428352	PANCHAL J /MR. 1201 NW 182ND ST,EDMOND OK 73003,USA	01	3
03428347	PANCHAL T /MRS. 1201 NW,182ND ST,EDMOND,OKLAHOMA 73003,USA	01	3
04778259	PARR AUGUSTA /MS. 2510 NW 44TH STREET,OKLAHOMA CITY,OK 73112-8328,USA	01	926

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
0324326A	PATEL ANISHKUMAR /MR. 2251 W WASHINGTON STREET BOX 303,SPRINGFIELD,ILLINOIS 62702,USA	01	88
03285824	PATEL HEMANT KUMAR /MR. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
03287657	PATEL HEMANT KUMAR CP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
03285325	PATEL NILA /MRS. 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
03285330	PATEL NILA /MRS. AP A/C 15734 SPRINGFIELD DRIVE,SUGARLAND,TEXAS TX77478,U S A	01	88
02190930	PATEL NILAM /MRS. 17601 NORTH 56TH PLACE,SCOTTSDALE,ARIZONA 85254,USA	01	88
02190946	PATEL PRAFUL /MR. 17601 NORTH 56TH PLACE,SCOTTSDALE,ARIZONA,USA	01	88
0278348A	PATEL SHAILESH /MR. MP A/C 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
02783388	PATEL SHAILESH /DR. PP A/C 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
02783508	PATEL SHAILESH S 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
02783495	PATEL SHILA S /MRS. 900 REBBECCA COURT,SCHAUMBURG,601193,ILLNOIS,USA	01	96
04808742	PATON LEONA MILES /MRS. C/O MR W V PATON,AHLSTROM,2 ELM STREET,WINDSOR LOCKS,CT06096 USA	01	106
04655996	PEARSON MOIRA 2005 WHITE OAK ROAD,RALEIGH NC 27608,USA	01	96
01208752	PENFOUND ANNE FRANCIS /MRS. 523 NE HAZELFERN PLACE,PORTLAND,OREGON 97232,USA	01	293
04326366	PENRICE JONATHAN /MR. 809 HOPETON ROAD,WILMINGTON,DELAWARE 19807,USA	01	857
04326371	PENRICE LOUISE MARY /MRS. 809 HOPETON ROAD,WILMINGTON,DELAWARE 19807,USA	01	857
0193478A	PERCIVAL JAMES IAN /MR.	01	96

	5 EMERY AVE,MENDHAM,NJ 07945,USA		
04474208	PERRY PHILIP /MR. CP A/C 4 QUAIL RUN,WARREN,NEW JERSEY 07059,UNITED STATES OF AMERICA	01	241
00999931	PERTILE LINO /PROF. PERTILE ALISON ANNE /MRS. THE MASTERS RESIDENCE/ELIOT HOUSE,101 DUNSTER ST,CAMBRIDGE,MA 02138, USA	01	401

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
01378644	PESSETTO LEONARD SCOTT /MR. P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	96
0137865A	PESSETTO LEONARD SCOTT /MR. AP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378670	PESSETTO LEONARD SCOTT /MR. EP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378686	PESSETTO LEONARD SCOTT /MR. LP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
01378665	PESSETTO LEONARD SCOTT /MR. STP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	88
03788273	PESSETTO LESLIE /MRS. STP A/C P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	1115
01378639	PESSETTO LESLIE TAYLOR /MRS. P O BOX 4569,DUBAI,HOUSTON,TEXAS 77210,U S A	01	96
02554170	PHAKEY NEELAM /MRS. 29 SPRING GARDEN DRIVE,MADISON,NEW JERSEY 07940,USA	01	195
00893519	PHILLIPS CHRISTOPHER JOHN /DR. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
00893524	PHILLIPS TAMERA RENE /MRS. 240 BOTANICAL CIRCLE,ANCHORAGE,ALASKA 99515,USA	01	265
02210001	PLOUGH CYNTHIA SUZANNE /MISS. 2324 OLYMPIC AVENUE,MENLO PARK,CALIFORNIA 94025,USA	01	88
0477704A	POLANCO ALICE /MS. 1555 PIIKEA STREET,HONOLULU,HI 96818-1842,USA	01	337
02594526	PORTLAND MARIETTA /MRS. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
02594568	PORTLAND THOMAS LAWRENCE /MR. 1372 DORNEY AVENUE,ALLENTOWN PA 19103,USA	01	88
02594547	PORTLAND THOMAS LAWRENCE /MR. DBP A/C 1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA	01	88
02594552	PORTLAND THOMAS LAWRENCE /MR. NGP A/C 1372 DORNEY AVENUE,ALLENTOWN PA18103,USA	01	88
02594531	PORTLAND THOMAS LAWRENCE /MR. SEP A/C	01	88

	1372 DORNEY AVENUE,ALLENTOWN PA 18103,USA		
02349005	PREW PAUL GRAEME /MR. 2322 NORTH LAKEWOOD AVENUE,CHICAGO IL,60614,USA	01	215
02437280	PRICE ADRIAN DOMINIC /MR. 22053 WORCESTER DRIVE,NOVI,MI 48374,USA	01	109
04777891	QUAN SUE /MS. 317 HARBOUR LIGHT ROAD,ALAMEDA,CA 94501-5965,USA	01	1245

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04777431	RAIDER MARY /MS. 3955 CUMMINS FERRY ROAD,VERSAILLES,KY 40383-9672,USA	01	82
0477633A	RASMUSSEN KENNETH RASMUSSEN MARCIA 1915 KNAPP STREET,OSHKOSH,WI 54902-6612,USA	01	1945
03422663	REARDON JOHN PATRICK O /MR. 8 OAKLEY COURT,CHERRY HILL,NJ 08003,USA	01	96
02116634	REDDY CHALLA VEMA /MR. HR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
0211664A	REDDY CHALLA VEMA /MR. NR A/C 12 HIGHLAND ROAD,DOVER-FOXCROFT,ME 04426,USA	01	96
01994811	REED GREGORY ALAN /MR. 7674 TRUMBLE ROAD,COLUMBUS,MI 48063,USA	01	97
0330692A	REID ERIC WILLIAM /MR. 1707 CAMINO DE VILLAS,BURBANK,CALIFORNIA,CA 91501 USA	01	601
0139130A	REID GEORGE RODNEY /MR. 704 HUBBARD DRIVE,LONGMONT,COLORADO 80501,USA	01	128
03340199	REZK HANY SADEK TADROUS /DR. 2865 SHADYLANE DRIVE,NEW CASTLE PA 16105,USA	01	633
03340217	REZK HANY SADEK TADROUS /DR. MHSR A/C 2865 SHADYLANE DRIVE,NEW CASTLE PA 16105,USA	01	88
03638282	REZK HANY SADEK TADROUS /DR. MR A/C 2865 SHADYLANE DRIVE,NEW CASTLE PA16105,USA	01	88
03340201	REZK IRENE ADEL ANTOUN /MRS. 2865 SHADYLANE DRIVE,NEW CASTLE,PA 16105,USA	01	96
04804489	RICHARDS MICHAEL /MR. RICHARDS JANIE LENOX- /MRS. 2417 PINE RIDGE DRIVE,MODESTO,CALIFORNIA 95351-4861,U S A	01	213
04876313	RILEY ANDREW DAVID /MR. 4423 SOUTH WEST HAMILTON TERRACE,PORTLAND,OREGON 97201,USA	01	1410
04778264	ROBERTSON JACKOLYN RAE /MS. 9 ROBERTS CT,MORAGA,CA 94556-1823,USA	01	560
04753985	ROBSON KENNETH BRIAN /MR. 6 WILLIAM STREET,CAMBRIDGE,MASSACHUSETTS 02139,USA	01	169

04863654	ROSS EUAN STRANG /MR. 14 PATTAGANSETT COURT 2,NIANTIC,CT 06357,USA	01	213
03081122	RUDGE MARTIN RUPERT /MR. 12626 BARRYKNOLL,HOUSTON,TEXAS 77024,USA	01	97
04981915	RULE KATHERINE /MISS. 425 EAST 63RD STREET,APARTMENT E8A,NEW YORK 10021,USA	01	364

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04162459	RUNCIMAN PETER JAEMS INGLIS /DR. INEOS ACRYLICS INC,7275 GOODLETT FARMS PARKWAY,CORDOVA,TN 38018 4909, USA	01	62
04836799	RUSSELL THOMAS DONALD MICHAEL /MR. 774 CRAGMONT AVENUE,BERKELY,CALIFORNIA,CA94708,U S A	01	27
01486812	SACKRIN ROSAMUND BARBERA /MRS. 6522 GREENMOUNT DRIVE,WILLOWOOD ELKRIDGE,MARYLAND 21075,USA	01	96
02202068	SADAT SAKINA MOHAMED EL /MRS. 1907 TONDOLEA LANE,LA CANADA FLINTRIDGE,CA 91011-1551,USA	01	92
03808922	SAEED ATTIA KAUSAR /MRS. 7975 22ND AVENUE NORTH,ST PETERSBURG,FLORIDA,USA	01	681
03738684	SALSE DEANNE LYNN /MRS. 209 PLUM HILL DRIVE,WATSONVILLE,CALIFORNIA,95076 U S A	01	88
03791324	SAMUELS JEFFREY GEORGE JOSEPH /MR. 387 MAIDSTONE LANE,THOUSAND OAKS,CA 91320-4164,USA	01	469
02628220	SANFORD GRAHAM /MR. C/O GENERAL DELIVERY,49 TUTHILL LANE,REMSENBURG,NY 11960,USA	01	97
01079494	SAUNDERS MICHAEL BADEN /MR. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
01079507	SAUNDERS SHEILA MAY /MRS. 13729 THREE FATHOMS BANK DRIVE,CORPUS CHRISTI,TEXAS,TX 78418-6351,USA	01	293
04777580	SCHRAUT EMMA SCHRAUT VERN SCHRAUT DONALD 1762 S LAFAYETTE STREET,DENVER,CO 80210-3247,USA	01	1130
04776967	SCHWARTZ CELIA /MS. 251 174TH STREET 1119,MIAMI BEECH,FL 33160-3357,USA	01	1365
03791405	SCOTT MARGARET ANNE /REV. 234 CANTERBURY ROAD,ROCHESTER,NEW YORK 14607,U S A	01	200
01729201	SEBASTIAN ANTHONY /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,U S A	01	96
01729199	SEBASTIAN ANTHONY /DR. NS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	194
01729183	SEBASTIAN ANTHONY /DR. RS A/C 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96

01729217	SEBASTIAN VERONIQUE /DR. 12800 CASTLEROCK COURT,OKLAHOMA CITY,OK 73142,USA	01	96
03811981	SERRAGO LINDA /MRS. 1310 WENDELL WAY,GARLAND,TEXAS 75043-1715,USA	01	87
04914202	SERVICE JOHN DANIEL /MR. 21312 LAKE FONTAL ROAD,MONROE,WA,98272,U S A	01	294

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04778222	SERVI INSTRUMENTS INC 3750 RUM ROW,NAPLES,FL 34102-7865,USA	01	1130
02731864	SHARKEY WENDY MICHELE /MRS. 139 FOX HILL ROAD,BENNINGTON,VERMONT 05201,USA	01	88
04606866	SHARON MICHELE CATHERINE /MS. 169 FRESH POND ROAD,EAST BRUNSWICK,NEW JERSEY,08816,USA	01	62
01964360	SHARROCK SALLY ANN /MISS. 349 LOS GATOS BOULEVARD,LOS GATOS,CA 95032,USA	01	88
0466929A	SHEEHI CHRISTINE ANNE /MRS. 4108 WHITEACRE ROAD,FAIRFAX,VIRGINIA 22032,USA	01	308
04776426	SHEFFIELD DEAN SHEFFIELD ANITA 51 SOUTH FORT LANE,LAYTON,UT 84041-4317,USA	01	85
00538854	SHIELS LAURA MARGARET /MS. 36 FLORENCE LANE,PRINCETON NJ 08540,U S A	01	200
01481619	SHIPLEY JO ANN /MRS. 14621 NE 37TH PLACE,NO D24,BELLEVUE WA 98007,USA	01	294
04560687	SIMPKINS SALLY ELIZABETH /MRS. 16530 WHISPERING OAKS LANE,FORT MILL SC 29708,USA	01	52
03689629	SIMPSON HAZEL GRAY MCNAUGHTON /MRS. 705 DAVIS BUILDING,2141 NW DAVIS STREETSUITE 302,PORTLAND, OREGON OR97210,U S A	01	185
0465596A	SKEA ROBERT /MR. 4813 LIVERPOOL LANE,RALEIGH NC 27604,USA	01	96
04778199	SKOG LINDA LESLIE /MS. 812 NO OAKES STREET,TACOMA,WA 98406-7310,USA	01	4
00983590	SLAVOTINEK ANNE MICHELE /MISS. 4519 EVERETT ST,KENSINGTON,MD 20895,USA	01	1180
00430366	SMITH CONNIE JO /MRS. 1080 SULIE LANE 153,SOUTH LAKE TAHOE,CALIFORNIA 96150,USA	01	56
0432904A	SMITH MARGARET ANNE /MRS. 813 CROSSFIELD PLACE,VENICE,FLORIDA,34293,USA	01	362
00982590	SMITH UTE MARIA /MRS. 15 BROOK STREET,WELLESLEY,MA-02482,USA	01	119

03146406	SOUZA JEAN VALERIE /MS. 5506 SADDLEBROOK COURT,BURKE,VA 22015,USA	01	105
03807627	SPURGIN ANTHONY JOHN /MR. 4252 HORTENSIA STREET,SAN DIEGO,CA 92103,USA	01	84
02427660	SPURGIN PERCY WALTER /MR. C/O ANTHONY J SPURGIN ESQ,4252 HORTENSIA STREET,SAN DIEGO CA 92103, U S A	01	3

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
02084762	STACE GARRY NEIL /MR. 1524 WESTPORT CRESCENT,NEWPORT NEWS,23602 VIRGINIA,USA	01	88
04777183	STAROBIN SHAYA STAROBIN MOLLIE 175 WEST BROADWAY,LONG BEACH,NY 11561-4053,USA	01	270
00620520	STEEDMAN SCOTT GRAY /MR. 2014 HAMLIN VALLEY,HOUSTON,TX 77090,USA	01	130
02279185	STENSON MARGARET ANNE /MRS. 680 ATLANTIS ESTATES WAY,ATLANTIS,FLORIDA,33462,USA	01	97
03470085	STENSON WALTER ALEC /MR.,DECD CS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
03470090	STENSON WALTER ALEX /MR.,DECD DS A/C EXOR/S/ MS.MARGARET ANNE STENSON MR.MICHAEL JOHN HODGSON-BARKER 680 ESTATES WAY,ATLANTIS,FLORIDA 33462,UNITED STATES OF AMERICA	01	97
04778217	STEVENSON FELICIA HAMILTON /MS. 2125 BINFORD STREET H-44,LARAMIE,WY 82072,USA	01	679
01370231	STEWART DOUGLAS ROBERT /MR. C/O BHP PETROLEUM AMERICAS INC,1360 POST OAK BOULEVARD SUITE 500, HOUSTON,TEXAS 77056-3020,USA	01	105
04777886	STOOR CLARENCE STOOR MINNIE 3428 POINT WHITE DRIVE NE,BAINBRIDGE ISLAND,WA 98110-4066,USA	01	85
04620691	STOREY ANNE ELIZABETH /MRS. 591 STRAUB ROAD WEST,MANSFIELD,OHIO 44904,USA	01	145
03746709	STREET ANDREW /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
03746696	STREET WILLIAM /MR. 196 MARTINE AVENUE,WHITE PLAINS 10601,NEW YORK,USA	01	27
03630133	SURANA LALCHAND /MR.,DECD EXOR/S/ MR.SANJAY SURANA 35 LAFAYETTE AVENUE,APARTMENT 4,BROOKLYN,NEW YORK 11217,USA	01	88
03630755	SUTTON CAROL ANN /MRS. 302 WOODMERE WAY,PHOENIXVILLE,PA 19460,USA	01	96
03708685	SWARTZ DIANE /MS.	01	280

		158 CAPTIAN EAMES CIRCLE,ASHLAND,MA 01721,USA		
02328381	SYED	FAIZALALI NAZIR /MR. 5000 N TRIPP AVENUE,CHICAGO,IL 60630,U S A	01	96
04621618	SYME	ROBERT KENNETH /MR. 35 SAYBROOKE DRIVE,PENFIELD,NEW YORK,14526,USA	01	57
04074800	TAIT	MARGARET E /MRS. 452 WOODWARD COURT,LAKE FOREST,ILLINOIS 60045,USA	01	68

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04074816	TAIT MICHAEL J /MR. 452 WOODWARD COURT,LAKE FOREST,ILLINOIS 60045,USA	01	68
04777029	TALLERICO VINCENNT TALLERICO ELIZABETH 87 16 PALMERO STREET,HOLLISWOOD,NY 11423-1222,USA	01	222
04776345	TALONE MARY /MS. 605 PERSHING DRIVE,SILVER SPRINGS,MD 20910-4319,USA	01	186
00270051	TAN PHAIK LEE /MISS. 635 KATHLEEN PLACE,WESTBURY,NEW YORK 11590,USA	01	800
04637575	TAYLOR ANTHONY HUGH /MR. 113 LOTUS CIRCLE,SAFETY HARBOR,FLORIDA 34695,USA	01	105
02572463	TEMPLETON IAN JAMES /MR. P O BOX 1663,MONROE,NC 28111,U S A	01	88
04778115	THEODORATOS ANNETTE /MS. 3865 J ST,SACRAMENTO,CA 95816-5500,USA	01	1370
03431842	THIDA KHIN /MISS. 429 BLUEBIRD DRIVE,RUSSELL,KENTUCKY 41169,USA	01	88
04888325	THOMPSON CHARLES GEOFFREY /MR. THOMPSON DIANA JENKINS /MRS. 2795 BOLINGBROKE AVENUE,TROY,MICHIGAN 48084,USA	01	233
01267949	THOMPSON MATTHEW JAMES /DR. 2214 NOB HILL AVENUE,SEATTLE,WASHINGTON,USA	01	175
02194452	THOMSON HAMISH /MR. 1208 CLAIRE COURT NW,ALBERQUERQUE,NM 87104,USA	01	140
03692523	THOMSON JAMES BARRY /MR. 1527 PEREGRINE POINT DRIVE,SARASUTA,FLORIDA 34231,USA	01	785
04778055	TIMMERMAN WARREN /MR. 10764 HIGHWAY 141,MANNING,IA 51455-8688,USA	01	2407
03797489	TIMMS JANET STEIN 4314 BACHMAN DRIVE,SCHNECKSVILLE,PA 18078,USA	01	43
01197901	TOOMS JULIE ANN /MRS. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106
01197899	TOOMS PAUL JONATHAN /MR. 19706 IVORY BROOK DRIVE,HOUSTON,TEXAS 77094,USA	01	106

04776371	TRESTER KATHRYN /MS. 1943 KNAPP STREET,OSHKOSH,WI 54901,USA	01	449
01314915	TURNBULL KARIN /MRS. 12529 PICRUS STREET,SAN DIEGO,CA 92129,USA	01	175
03536251	TURNER MALCOLM GLENN /MR. 1437 DARTMOUTH LANE,DEERFIELD,I L 60015,USA	01	109

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
00843726	UYTDEWILLIGEN RICHARD /MRS. 1232 GOLFSIDE DRIVE,WINTER PARK,FLORIDA 32792,U S A	01	119
01296224	VEITCH JOHN /MR. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139
0129623A	VEITCH LONNIE /MRS. 629 CASHEW COURT,BRENTWOOD,CA 94513,USA	01	139
02544754	WADE VALERIE /MRS. WADE KEITH MAXWELL PETER /MR. 1954 JOSEPH DRIVE,MORAGA,CA 94556,U S A	01	88
00093575	WALTON ANTHONY /MR. 230 PARK AVENUE,SUITE 1463,NEW YORK,NY 10169,U S A	01	3000
01235307	WATSON ELIZABETH MARY /MRS. 2 NORMANDY COURT,BINGHAMPTON,NY 13903-1316,USA	01	265
01263745	WEBB JACQUELINE MITCHELL- /MRS. 697 BALMORAL ROAD,WINTER PARK,FLORIDA 32789,USA	01	112
04778183	WEBB WILLIAM FLOYD /MR. 6110 SPRUCE FOREST,HOUSTON,TX 77092-2348,USA	01	684
0269944A	WEIHMANN ROBERT JOSEPH /MR. C/O REEVES WIRELINE,PO BOX 307,BROUSSARD,LA 70518,USA	01	101
04764328	WHITE PAMELA /MRS. 1219 WEST 67TH TERRACE,KANSAS CITY,MISSOURI,64113, UNITED STATES OF AMERICA	01	140
01312999	WILKIE THOMAS MCGREGOR /MR. 664 MACARTHUR DRIVE,COLMA,CALIFORNIA 94015,U S A	01	160
04099973	WILKINSON STEVEN /MR. 2814 YORKVIEW COURT,THE ENCLAVE AT WILLOWMERE,CHARLOTTE NC,28270,USA	01	140
03364413	WILLETT MICHAEL VICTOR /MR. 607 16TH STREET,HUNTINGTON BEACH,CALIFORNIA 92648, UNITED STATES OF AMERICA	01	88
03550732	WILLS JOHN ARTHUR /MR. 1169 MARKET STREET 144,SAN FRACISCO,CA 94103 1538,USA	01	88
01676985	WILLSON GABRIELLE ANNE /MRS. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
0167697A	WILLSON GABRIELLE ANNE /MRS. AKW A/C 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89

01676990	WILLSON MICHAEL CHARLES /MR. 209 JOSEPH POND LANE,APEX,NC 27502,USA	01	89
04777259	WOLFGANG ROEHLER INC BOX 771158,LAKEWOOD,OH 44107-0049,USA	01	690
00925840	WRIGHT BARBARA /MRS. 1585 ELK FOREST ROAD,ELKTON,MARYLAND,21921,USA	01	128

ACCOUNT NO	HOLDER NAME/S/ AND ADDRESS	SEC CODE	BALANCE
04943097	WRIGHT WILLIAM DOUGLAS /MR. 19456 RIVER RUN,LAKE OSWEGO,OREGON,OR97034,USA	01	702
04913163	YARWOOD NORMAN /MR. 10 NORTH MEADOWMIST CIRCLE,THE WOODLANDS,TEXAS,77381,USA	01	115
04994117	YEWDALL MALCOIM ERNEST /MR. 6030 CHARDONNAY LANE,303 NAPLES,FLORIDA,FL 34119,U S A	01	803
00416708	YOUNG CAROLE ANNE HELEN /MISS. PO BOX 1080,DILLON,COLORADO 80435,USA	01	114
04777060	ZACHOW MILDRED JOYCE /MS. 2875 MAPLE VISTA LN,LAWRENCEVILLE,GA 30044-6710,USA	01	11
03454845	ZHU HUAIYU /MR. 34267 RED CEDAR LANE,UNION CITY,CA 94587,USA	01	88

SUB TOTAL : Geographic Code 562

NUMBER OF HOLDINGS : 465 (0.12 %) ORDINARY SHARES OF 2.5P 01 175089 (0.01 %)

NUMBER OF ACCOUNTS : 465 (0.05 %)

GRAND TOTALS NUMBER OF HOLDINGS :	465 (0.12 %)	ORDINARY SHARES OF 2.5P	01	175089	(0.01 %)
GRAND TOTALS NUMBER OF ACCOUNTS :	465 (0.05 %)				

ISSUED CAPITAL AS AT 30 APR 2002 ORDINARY SHARES OF 2.5P 01 1348613156